UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of May 2025

Commission File Number: 001-13464

Telecom Argentina S.A.

(Translation of registrant’s name into English)

General Hornos, No. 690, (C1272ACK)

Autonomous city of Buenos Aires, Republic of Argentina

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	☒	Form 40-F	☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	☐	No	☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	☐	No	☒

Telecom Argentina S.A.

TABLE OF CONTENTS

Item

1.	Unaudited condensed consolidated financial statements as of March 31, 2025
2.	Operating and financial review and prospects as of March 31, 2025

Unaudited Condensed Consolidated Financial Statements as of March 31, 2025

General Hornos 690

(C1272ACK) Autonomous city of Buenos Aires

Republic of Argentina

UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

AS OF MARCH 31, 2025 AND 2024

INDEX

Glossary of terms
Unaudited condensed consolidated financial statements
Consolidated statements of financial position
Consolidated income statements
Consolidated statements of comprehensive income
Consolidated statements of changes in equity
Consolidated statements of cash flows
Notes to the unaudited condensed consolidated financial statements

TELECOM ARGENTINA S.A.

Glossary of terms

The following explanations are not technical definitions, but to assist the general reader to understand certain terms as used in these unaudited condensed consolidated financial statements.

ADS: Telecom Argentina’s American Depositary Share, listed on the New York Stock Exchange, each representing five Class B Shares.

ADR: American Depositary Receipt.

ARCA (Agencia de Recaudación y Control Aduanero): Argentine Tax Collection and Customs Control Agency.

BYMA (Bolsas y Mercados Argentinos): Buenos Aires Stock Exchange.

CAPEX: Capital expenditures.

CNV (Comisión Nacional de Valores): The Argentine National Securities Commission.

CNDC (Comisión Nacional de Defensa de la Competencia): The Argentine Antitrust Commission.

Company/Telecom Argentina: Telecom Argentina S.A.

CVH: Cablevisión Holding S.A., controlling company of Telecom Argentina since January 1, 2018.

DFI: Derivate Financial Instrument.

ENACOM (Ente Nacional de Telecomunicaciones): The Telecommunications Regulatory Authority of Argentina.

FACPCE (Federación Argentina de Consejos Profesionales en Ciencias Económicas): Argentine Federation of Professional Councils of Economic Sciences.

Fintech: Financial technology services are activities that involve the use of innovation and technological developments for the design, offer and provision of financial products and services.

Fixed and intangible assets: Includes PP&E, Intangible assets, Goodwill, Investment Properties and Rights of use assets.

IAS: International Accounting Standards.

IASB: International Accounting Standards Board.

ICT Services (Information and Communication Technology services): Services to transport and distribute signals or data, such as voice, text, video and images, provided or requested by third-party users, through telecommunications networks.

IFRS Accounting Standards: International Financial Reporting Standards, as issued by the IASB.

INDEC (Instituto Nacional de estadísticas y censos): The National Institute of statistics and cense.

La Capital Cable: Name corresponding to limited company La Capital Cable S.A., respectively, company that is directly or indirectly associates according to the definition of the General Corporations Law.

LGS (Ley de General de Sociedades): Argentine Corporations Law No. 19,550 as amended. Since the enforcement of the new Civil and Commercial Code its name was changed to “General Corporations Law”.

Micro Sistemas/Pem/Cable Imagen/Inter Radios/Personal Smarthome/NYS2/ RISSAU/ Manda/ TSMA: Names corresponding to limited companies or limited responsibility companies that are directly or indirectly controlled according to the definition of the General Corporations Law, or were controlled by the Company, directly or indirectly: Micro Sistemas S.A.U., Pem S.A.U., Cable Imagen S.R.L., AVC Continente Audiovisual S.A., Inter Radios S.A.U., Personal Smarthome S.A., NYS2 S.A.U., Negocios y Servicios S.A.U., Red Intercable Satelital S.A.U.,Manda S.A. and Teledifusora San Miguel Arcángel S.A..

NYSE: New York Stock Exchange.

OPH: Name corresponding to company Open Pass Holding LLC that is a joint venture of Telecom Argentina.

PPA: Purchase Price Allocation

PP&E: Properties, plant and equipment.

RECPAM (Resultado por exposición a los cambios en el poder adquisitivo de la moneda): Inflation Adjustment Gain (Loss).

Roaming: a function that enables mobile subscribers to use the service on networks of operators other than the one with which they signed their initial contract. The roaming service is active when a mobile device is used in a foreign country (included in the GSM network).

SOF: Secured Overnight Financing

TELECOM ARGENTINA S.A.

Telecom: Telecom Argentina and its consolidated subsidiaries.

Telecom USA/ Núcleo/ Personal Envíos/ Televisión Dirigida/ Adesol/ Opalker/ Ubiquo/ MFH/ Naperville/ Saturn / CrediPay/ Parklet: Names corresponding to foreign companies Telecom Argentina USA Inc., Núcleo S.A.E., Personal Envíos S.A., Televisión Dirigida S.A., Adesol S.A., Opalker S.A., Ubiquo Chile Spa,Micro Fintech Holding LLC, Naperville Investments LLC, Saturn Holding LLC, CrediPay S.A. and Parklet S.A., respectively, companies that are directly or indirectly controlled according to the definition of the General Corporations Law.

TMA: Telefónica Móviles Argentina S.A.

USA: United States of America

UVA (Unidad de Valor Adquisitivo): Purchasing Value Unit, an index developed and published by the Banco Central de la República Argentina.

VER TV: Ver T.V. S.A.

TELECOM ARGENTINA S.A.

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

(In millions of Argentine pesos in current currency - Note 1.d)

		March 31,	December 31,
ASSETS	Note	2025	2024
Current Assets
Cash and cash equivalents	2	412,345	345,596
Investments	2	106,483	36,462
Trade receivables		726,087	321,356
Other receivables		133,815	48,590
Inventories		117,913	65,624
Assets classified as held for sale		2,454	1,916
Total current assets		1,499,097	819,544
Non-Current Assets
Trade receivables		524	469
Other receivables		27,811	53,166
Deferred income tax assets	8	327,701	35,817
Investments	2	36,349	14,775
Goodwill	3	3,662,411	3,661,699
PP&E	4	5,403,286	4,701,594
Intangible assets	5	2,368,465	2,058,877
Right of use assets	6	655,559	533,421
Investment properties		54,518	-
Total non-current assets		12,536,624	11,059,818
TOTAL ASSETS		14,035,721	11,879,362
LIABILITIES
Current Liabilities
Trade payables		846,002	482,793
Borrowings	7	1,198,136	1,164,665
Salaries and social security payables		305,956	245,651
Income tax liabilities	8	193,549	4,951
Other taxes payables		309,611	98,431
Dividends payables		699	745
Leases liabilities		149,490	80,918
Other liabilities		63,010	43,860
Provisions	9	39,345	4,217
Total current liabilities		3,105,798	2,126,231
Non-Current Liabilities
Trade payables		15,570	17,888
Borrowings	7	2,922,582	1,959,958
Salaries and social security payables		45,032	10,279
Deferred income tax liabilities	8	1,378,660	1,531,624
Other taxes payables		1	2
Leases liabilities		170,925	150,308
Other liabilities		48,160	16,630
Provisions	9	254,338	57,379
Total non-current liabilities		4,835,268	3,744,068
TOTAL LIABILITIES		7,941,066	5,870,299
EQUITY
Equity attributable to Controlling Company		6,019,367	5,889,877
Equity attributable to non-controlling interest		75,288	119,186
TOTAL EQUITY(See Consolidated Statements of Changes in Equity)		6,094,655	6,009,063
TOTAL LIABILITIES AND EQUITY		14,035,721	11,879,362

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

TELECOM ARGENTINA S.A.

CONSOLIDATED INCOME STATEMENTS

(In millions of Argentine pesos in current currency, except per share data in Argentine pesos in current currency - Note 1.d)

		Three-month period ended March 31,
	Note	2025	2024
Revenues	12	1,363,353	1,066,430
Employee benefit expenses and severance payments		(286,847)	(246,095)
Interconnection and transmission costs		(44,275)	(39,120)
Fees for services, maintenance, materials and supplies		(172,012)	(155,988)
Taxes and fees with the Regulatory Authority		(113,911)	(82,175)
Commissions and advertising		(71,288)	(55,366)
Cost of equipment and handsets	13	(57,005)	(37,200)
Programming and content costs		(71,825)	(58,405)
Bad debt expenses	9	(25,650)	(26,539)
Other operating expenses, net		(68,592)	(42,558)
Depreciation, amortization and impairment of Fixed and intangible assets		(340,049)	(363,755)
Operating income (loss)		111,899	(40,771)
Earnings (losses) from associates and joint ventures	2	92	(2,119)
Financial results from borrowings	14	85,634	1,244,078
Other financial results, net	14	15,322	180,130
Income before income tax		212,947	1,381,318
Income tax expense	8	(119,745)	(328,741)
Net income for the period		93,202	1,052,577

Attributable to:
Controlling Company		89,060	1,048,255
Non-controlling interest		4,142	4,322
		93,202	1,052,577

Earnings per share for income attributable to the Controlling Company - Basic and diluted	1.c	41.35	486.73

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

See Note 13 for additional information on operating expenses per function.

TELECOM ARGENTINA S.A.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(In millions of Argentine pesos in current currency - Note 1.d)

	Three-month period ended March 31,
	2025	2024

Net income for the period	93,202	1,052,577

Other comprehensive income
Items that may be reclassified to profit or loss
Currency translation adjustments (no effect on Income Tax)	(10,239)	(162,432)
DFI effects classified as hedges	-	1,088
Gains of investment at fair value	4,044	-
Income Tax expenses effects	(1,415)	(416)
Other comprehensive loss, net of tax	(7,610)	(161,760)

Total comprehensive loss for the period	85,592	890,817

Attributable to:
Controlling Company	84,415	933,955
Non-controlling interest	1,177	(43,138)
	85,592	890,817

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

TELECOM ARGENTINA S.A.

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

(In millions of Argentine pesos in current currency – Note 1.d)

	Owners contribution		Reserves
	Outstanding shares Capital nominal value	Inflation adjustment	Contributed Surplus	Legal	Special reserve for IFRS implementation	Facultative (1)	Other comprehensive loss	Retained earnings	Equity attributable to controlling company	Equity attributable to non-controlling interest	Total Equity
Balances as of January 1, 2024	2,154	2,030,749	2,985,997	120,618	44,226	674,224	(123,246)	(609,335)	5,125,387	183,349	5,308,736
Comprehensive income:
Net income for the period	-	-	-	-	-	-	-	1,048,255	1,048,255	4,322	1,052,577
Other comprehensive loss	-	-	-	-	-	-	(114,300)	-	(114,300)	(47,460)	(161,760)
Total Comprehensive income (loss)	-	-	-	-	-	-	(114,300)	1,048,255	933,955	(43,138)	890,817

Balances as of March 31, 2024	2,154	2,030,749	2,985,997	120,618	44,226	674,224	(237,546)	438,920	6,059,342	140,211	6,199,553

Balances as of January 1, 2025	2,154	2,030,749	2,802,956	120,618	44,226	118,888	(328,870)	1,099,156	5,889,877	119,186	6,009,063
Transaction non-controlling interest (2)							45,075		45,075	(45,075)	-
Comprehensive income:
Net income for the period	-	-	-	-	-	-	-	89,060	89,060	4,142	93,202
Other comprehensive loss	-	-	-	-	-	-	(4,645)	-	(4,645)	(2,965)	(7,610)
Total Comprehensive income (loss)	-	-	-	-	-	-	(4,645)	89,060	84,415	1,177	85,592

Balances as of March 31, 2025	2,154	2,030,749	2,802,956	120,618	44,226	118,888	(288,440)	1,188,216	6,019,367	75,288	6,094,655

(1) Correspond to the Voluntary reserve to maintain the Company's level of capital expenditures and its current solvency level.

(2) This operation represents a transaction between controlling and non-controlling stockholders related to the acquisition of 100% Adesol’s special purpose entities. See Note 1.a).

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

TELECOM ARGENTINA S.A.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In millions of Argentine pesos in current currency – Note 1.d)

		Three-month period ended March 31,
	Note	2025	2024
CASH FLOWS FROM (USED IN) OPERATING ACTIVITIES
Net income for the period		93,202	1,052,577
Adjustments to reconcile net income to net cash flows provided by operating activities
Allowances deducted from assets		27,821	29,641
Depreciation of PP&E	4	259,832	277,463
Amortization of intangible assets	5	32,909	32,547
Amortization of rights of use assets	6	46,541	53,618
Depreciation of Investment properties		212	-
Disposals of Fixed and intangible assets		7,798	527
Earnings (losses) from associates and joint ventures	2	(92)	2,119
Financial results and others		(126,489)	(1,481,801)
Income tax expenses	8	119,745	328,741
Income tax paid		(536)	(393)
Change in operating assets and liabilities, net of effects from purchase of controlled entity
Decrease / (Increase) Trade receivables		(81,996)	(132,676)
Decrease / (Increase) Other receivables		(47,932)	(37,369)
Decrease / (Increase) Inventories		(165)	(17,801)
(Decrease) / Increase Trade payables		(31,126)	72,372
(Decrease) / Increase Salaries and social security payables		1,258	23,829
(Decrease) / Increase Other taxes payables		(27,593)	36,926
Increase Other liabilities and Provisions		155	26,677
Total cash flows from operating activities		273,544	266,997
CASH FLOWS FROM (USED IN) INVESTING ACTIVITIES
Payments for PP&E		(169,566)	(106,082)
Payments for intangible asset acquisitions		(20,167)	(9,342)
Payments for acquisition of subsidiary, net of cash acquired	16	(1,076,244)	-
Dividends received from associates	2	-	438
Proceeds from the sale of PP&E and intangible assets		1,805	4,001
Proceeds from DFI liquidations		90	-
Proceeds from sale of investments not considered as cash and cash equivalents		8,947	13,023
Payments for investments not considered as cash and cash equivalents		(2,880)	(251,662)
Total cash flows used in investing activities		(1,258,015)	(349,624)
CASH FLOWS FROM (USED IN) FINANCING ACTIVITIES
Proceeds from borrowings	7	1,420,063	298,093
Payment of borrowings	7	(251,692)	(114,588)
Payment of interests, DFI and related expenses	7	(78,801)	(119,145)
Payments of leases liabilities		(30,069)	(21,236)
Total cash flows from financing activities		1,059,501	43,124

NET INCREASE / (DECREASE) IN CASH AND CASH EQUIVALENTS		75,030	(39,503)
CASH AND CASH EQUIVALENTS AT THE BEGINNING OF THE YEAR	2	345,596	377,744
NET FOREIGN EXCHANGE DIFFERENCES AND RECPAM ON CASH AND CASH EQUIVALENTS		(8,281)	(103,405)
CASH AND CASH EQUIVALENTS AT THE END OF THE PERIOD	2	412,345	234,836

Main non-cash transactions from the consolidated statement of cash flows are the following:

		March 31,
Description	Classification of activities	2025	2024
PP&E and intangible assets acquisition financed with accounts payable	Investing - Operating	131,254	75,954
Right of use assets acquisition owed	Investing – Financing	43,688	63,626
Trade payables cancelled with government bonds	Investing – Operating	-	2,270
Issuance costs payable	Financing – Operating	5,305	-

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

TELECOM ARGENTINA S.A.

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS AS OF MARCH 31, 2025, AND 2024

(In millions of Argentine pesos in current currency, except as otherwise indicated)

TELECOM ARGENTINA S.A.

NOTE 1 – BASIS OF PREPARATION OF THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS AND SIGNIFICANT ACCOUNTING POLICIES

a)	Basis of preparation and significant accounting policies

These unaudited condensed consolidated financial statements as of March 31, 2025, and for the three-month period ended on March 31, 2025, have been prepared in accordance with IAS 34 “Interim Financial Reporting”.

Therefore, these financial statements do not include all the information required in an annual financial statement and, consequently, they must be read jointly with the annual financial statements as of December 31, 2024 included in form 20F 2024, which can be consulted at the Company´s website (https:// https://inversores.telecom.com.ar/en/quarterly-earnings.html). It should be noted that the annual financial statements have been measured in terms of current pesos as of December 31, 2024, applying the guidance in IAS 29. These unaudited condensed consolidated financial statements have been measured in terms of current pesos as of March 31, 2025, applying the guidance in IAS 29. (See Note 1.d).

We have not recast our annual financial statements to measure them in terms of current pesos as of March 31, 2025, the most recent financial period for which consolidated financial statements are available. Therefore, the annual financial statements and the unaudited condensed consolidated financial statements are not comparable.

These unaudited condensed consolidated financial statements were prepared following the same accounting policies as in the most recent annual financial statements, except for those policies incorporated due to the acquisition of TMA:

(i)	measurement of financial assets: assets that are held for collection of contractual cash flows and for selling, where the assets’ cash flows represent solely payments of principal and interest, are measured at fair value through other comprehensive income. Movements in the carrying amount are taken through other comprehensive income, except for the recognition of impairment gains or losses, interest income and foreign exchange gains and losses, which are recognized in profit or loss, within “Other financial results, net”. When the financial asset is derecognized, the cumulative gain or loss previously recognized in other comprehensive income is reclassified from equity to profit or loss,
(ii)	Investment properties, which is recorded initially at cost, and then at cost less accumulated depreciation, and comprise primarily land and buildings that are not occupied for its own operations, and the depreciation is calculated on a straight-line basis for the estimated useful life of 50 years, (calculated in accordance with technical studies, periodically reviewed) and
(iii)	termination benefits plans: additionally to what is mentioned in Note 3.o) to the annual financial statements as of December 31, 2024, the company recognizes costs for a restructuring according to IAS 37 (i.e., it has a detailed formal plan for the restructuring, and it has raised a valid expectation in those affected that it will carry out the restructuring) and when involves the payment of terminations benefits. These termination benefit plans correspond to the TMA subsidiary, are recognized in the line “Salaries and social security payables” in the consolidated statements of financial position and amounted to $1,362 million as of March 31, 2025.

These unaudited condensed consolidated financial statements were prepared including in the consolidation process the following companies:

TELECOM ARGENTINA S.A.

Company	Main activity	Country	Telecom Argentina's direct/indirect interest in capital stock and votes
TMA(a)	Mobile telecommunications Services and others	Argentina	99.999625%
Micro Sistemas	Services related to the use of electronic payment media	Argentina	100.00%
Manda	Holding	Argentina	100.00%
RISSAU	Broadcasting services	Argentina	100.00%
Inter Radios	Broadcasting services	Argentina	100.00%
Pem	Investment	Argentina	100.00%
Cable Imagen	Closed-circuit television	Argentina	100.00%
Personal Smarthome	Security solutions and services	Argentina	100.00%
NYS2	ICT Services and Audiovisual Communication Services.	Argentina	100,00%
TSMA	Community Closed-Circuit Television	Argentina	100.00%
Ubiquo	Cybersecurity services and products	Chile	95.00%
Núcleo	Mobile telecommunications Services	Paraguay	67.50%
Personal Envíos	Mobile financial services	Paraguay	67.50%
CrediPay	Financial services	Paraguay	67.50%
Televisión Dirigida	Cable television services	Paraguay	100.00%
Adesol (b)	Holding	Uruguay	100.00%
Opalker	Cybersecurity, content platform and related services	Uruguay	100.00%
Parklet	Development and provision of digital platforms	Uruguay	100,00%
MFH	Holding	USA	100.00%
Naperville	Holding	USA	100.00%
Saturn	Holding	USA	100.00%
Telecom USA	Telecommunication services	USA	100.00%
(a)	Company acquired on February 24, 2025. See Note 16.
(b)	Adesol acquired 100% of the equity interests in the following companies incorporated in the Eastern Republic of Uruguay, which render subscription television services in various locations of that country: Bersabel S.A., Audomar S.A., Dolfycor S.A., Reiford S.A., Tracel S.A., Space Energy Tech S.A., and Visión Satelital S.A. This acquisition was approved by the regulatory authority through Resolution No. 79 issued by the Ministry of Industry, Energy and Mining of Uruguay dated February 27, 2025, and published in the Official Gazette of the Eastern Republic of Uruguay on March 12, 2025.

The preparation of these unaudited condensed consolidated financial statements in accordance with IAS 34 requires that the Company's Management make estimates that affect the figures disclosed in the financial statements or its complementary information. Actual results may differ from these estimates.

These unaudited condensed consolidated financial statements are expressed in millions of Argentine pesos, on an accrual basis of accounting (except for the consolidated statement of cash flows), based on historical cost, except for certain financial assets and liabilities (includes DFI) that are measured at fair value and are prepared in current currency as of March 31, 2025.

The figures as of December 31, 2024, and for the three-month period ended on March 31, 2024, which are disclosed in these unaudited condensed consolidated financial statements for comparative purposes, are a result of restating the financial statements as of such dates to values in current currency as of March 31, 2025. This is as a consequence of the restatement process of the financial information described in point d).

These unaudited condensed consolidated financial statements as of March 31, 2025, were authorized for issuance and approved by resolution of the Board of Directors’ meeting held on May 12, 2025.

These unaudited condensed consolidated financial statements contain all disclosures required under IAS 34. Some additional disclosures required by the LGS and/or by the CNV have been also included.

b)	Segment information

The Executive Committee and the CEO have a strategic and operational vision of Telecom as a single business unit, according to the current regulatory context of the converged ICT Services industry (adding to the same segment both the activities related to the mobile services, internet services, cable television and fixed and data services, services governed by the same regulatory framework of ICT Services). To exercise its functions, both the Executive Committee and the CEO receive periodically the economic-financial information of Telecom Argentina and its subsidiaries (in current currency as of the date of each transaction), that is prepared as a single segment and evaluate the evolution of business as a unit of generation of results, administrating the resources in a unique way to achieve the objectives. Regarding costs, they are not specifically allocated to a type of service, considering that the Company has a single payroll and operating expenses that affect all services in general (non-specific). Further, decisions on CAPEX affect all the types of services provided by Telecom in Argentina and are not allocated specifically to one of them.

TELECOM ARGENTINA S.A.

Following the acquisition of TMA, dated February 24, 2025 (see Note 16), the Company identified a new reportable segment, “ICT Services provided in Argentina – TMA Networks” corresponding to the provision of mobile and fixed telephony services, fixed broadband, and video services on a nationwide scale in Argentina, using its own networks, with its own infrastructure. The subsidiary TMA is managed as a separate business unit, and therefore, the Executive Committee and the CEO review its economic and financial information (stated in historic currency at the transaction date) separately.

Additionally, Telecom, through Micro Sistemas, develops activities in the fintech industry in Argentina. Telecom also carries out activities abroad (Paraguay, USA, Uruguay and Chile).

The operations that Telecom develops through Micro Sistemas, and those developed abroad, are not analyzed as a separate segment by the Executive Committee and the CEO, considering that they are not considered as individually significant. These operations do not meet the aggregation criteria established by the standard to be grouped within the "ICT Services provided in Argentina - Telecom Networks" segment and considering that they do not exceed any of the quantitative thresholds identified in the standard to qualify as reportable segments, they are grouped within the category "Other segments".

The Executive Committee and the CEO continue to monitor these businesses to evaluate the way its performance is reviewed and, eventually, its consideration as a separate reportable segment provided it complies with the requirements established by IFRS Accounting Standards to that effect.

As a result, the following changes have been introduced as of March 31, 2025:

-	ICT Services provided in Argentina – Telecom Networks: Corresponds to the operations carried out by the Company and its subsidiaries located in Argentina (excluding TMA) engaged in the provision of ICT services.
-	ICT Services provided in Argentina – TMA Networks: Corresponds to the operations carried out by the subsidiary TMA as from the acquisition date.
-	Other segments: Corresponds to the operations for a) ICT services provided aboard (Paraguay, USA, Uruguay and Chile) and b) the development of activities in the fintech industry, through the subsidiaries Micro Sistemas and Personal Envíos in Argentina and Paraguay, respectively.

The Executive Committee and the CEO evaluate the profitability for each reportable segment based on the measure of the Adjusted EBITDA. Adjusted EBITDA is defined as our net (loss) income less income tax, financial results, earnings (losses) from associates and joint ventures, and depreciation, amortization and impairment of Fixed and intangible assets.

Presented below is the segment financial information as it is analyzed by the Executive Committee and the CEO for the three-month period ended March 31, 2025 and 2024, respectively:

TELECOM ARGENTINA S.A.

Consolidated Income Statement for the three-month period ended March 31, 2025

	ICT Services provided in Argentina – Telecom Network			ICT Services provided in Argentina – TMA Network			Other segments			Eliminations	Total
	Currency of the transaction date	Inflation restatement	In current currency	Currency of the transaction date	Inflation restatement	In current currency	Currency of the transaction date	Inflation restatement	In current currency
Revenues	1,028,722	33,890	1,062,612	232,210	2,210	234,420	77,954	2,555	80,509	(14,188)	1,363,353
Operating costs without depreciation, amortization and impairment of Fixed and intangible assets
Employee benefit expenses and severance payments	(228,554)	(7,688)	(236,242)	(43,492)	-	(43,492)	(6,890)	(223)	(7,113)	-	(286,847)
Fees for services, maintenance, materials and supplies	(124,450)	(11,224)	(135,674)	(27,313)	-	(27,313)	(10,229)	(335)	(10,564)	1,539	(172,012)
Taxes and fees with the Regulatory Authority	(85,919)	(2,799)	(88,718)	(21,759)	-	(21,759)	(3,322)	(112)	(3,434)	-	(113,911)
Commissions and advertising	(40,881)	(1,280)	(42,161)	(12,580)	-	(12,580)	(17,068)	(629)	(17,697)	1,150	(71,288)

Programming and content costs	(58,134)	(1,870)	(60,004)	(4,548)	-	(4,548)	(7,039)	(234)	(7,273)	-	(71,825)

Other operating costs without depreciation, amortization and impairment of Fixed and intangible assets	(122,186)	(9,875)	(132,061)	(57,590)	-	(57,590)	(16,918)	(452)	(17,370)	11,499	(195,522)
Adjusted EBITDA	368,598	(846)	367,752	64,928	2,210	67,138	16,488	570	17,058	-	451,948
Depreciation, amortization and impairment of Fixed and intangible assets											(340,049)
Operating income											111,899
Earnings from associates and joint ventures											92
Financial results from borrowings											85,634
Other financial results, net											15,322
Income before income tax											212,947
Income tax expense											(119,745)
Net income											93,202
Attributable to:
Controlling Company											89,060
Non-controlling interest											4,142
											93,202

TELECOM ARGENTINA S.A.

Consolidated Income Statement for the three-month period ended March 31, 2024

	ICT Services provided in Argentina- Telecom Network			Other segments			Eliminations	Total
	Currency of the transaction date	Inflation restatement	In current currency	Currency of the transaction date	Inflation restatement	In current currency
Revenues	559,149	409,307	968,456	59,745	44,709	104,454	(6,480)	1,066,430
Operating costs without depreciation, amortization and impairment of Fixed and intangible assets
Employee benefit expenses and severance payments	(135,115)	(101,599)	(236,714)	(5,375)	(4,006)	(9,381)	-	(246,095)
Fees for services, maintenance, materials and supplies	(75,703)	(67,725)	(143,428)	(8,067)	(5,982)	(14,049)	1,489	(155,988)
Taxes and fees with the Regulatory Authority	(45,373)	(32,996)	(78,369)	(2,179)	(1,627)	(3,806)	-	(82,175)
Commissions and advertising	(20,046)	(14,263)	(34,309)	(12,432)	(9,241)	(21,673)	616	(55,366)
Programming and content costs	(28,049)	(20,364)	(48,413)	(5,691)	(4,301)	(9,992)	-	(58,405)
Other operating costs without depreciation, amortization and impairment of Fixed and intangible assets	(67,518)	(61,891)	(129,409)	(11,646)	(8,737)	(20,383)	4,375	(145,417)
Adjusted EBITDA	187,345	110,469	297,814	14,355	10,815	25,170	-	322,984
Depreciation, amortization and impairment of Fixed and intangible assets								(363,755)
Operating loss								(40,771)
Losses from associates and joint ventures								(2,119)
Financial results from borrowings								1,244,078
Other financial results, net								180,130
Income before income tax								1,381,318
Income tax expense								(328,741)
Net income								1,052,577
Attributable to:
Controlling Company								1,048,255
Non-controlling interest								4,322
								1,052,577

F-13

TELECOM ARGENTINA S.A.

Additional required information is disclosed below:

	Three-month period ended March 31,
	2025	2024
Revenues from customers in Argentina	1,296,156	966,094
Revenues from foreign customers	67,197	100,336

CAPEX corresponding to the segment “ICT Services provided in Argentina – Telecom Network”	137,163	146,673
CAPEX corresponding to the segment “ICT Services provided in Argentina – TMA Network”	19,360	n/a
CAPEX corresponding to the segment “Other segments”	20,198	16,536

	As of March31,	As of December 31,
	2025	2024
Fixed and intangible assets corresponding to the segment “ICT Services provided in Argentina – Telecom Network”	10,415,059	10,523,281
Fixed and intangible assets corresponding to the segment “ICT Services provided in Argentina – TMA Network”	1,309,948	n/a
Fixed and intangible assets corresponding to the segment “Other segments”	419,232	432,310

Borrowings corresponding to the segment “ICT Services provided in Argentina – Telecom Network”	4,086,991	3,073,392
Borrowings corresponding to the segment “ICT Services provided in Argentina – TMA Network”	1	n/a
Borrowings corresponding to the segment “Other segments”	33,726	51,231

c)	Net earnings per share

Basic earnings per share is calculated by dividing the net income attributable to the Controlling Company by the weighted average number of ordinary shares outstanding during the period. On the other hand, diluted earnings per share is computed by dividing the net income attributable to the Controlling Company for the period by the weighted average number of common shares issued and to be potentially issued at the end of the period. Since the Company has no dilutive potential common stock outstanding, basic and dilutive earnings per share amounts do not differ.

For the three-month period ended March 31, 2025, and 2024, the weighted average number of shares outstanding amounted to 2,153,688,011.

d)	Financial reporting in hyperinflationary economies

Since Argentina has been considered a high-inflation economy for accounting purposes in accordance with IAS 29 since July 1, 2018, the financial information expressed in Argentine pesos is restated in current currency of March 31, 2025.

The table below shows the evolution of the indexes as of March 31, 2025, and 2024 and December 31, 2024 according to official statistics (INDEC) in accordance with Resolution No. 539/18 of the FACPCE and the devaluation of the Argentine peso vs. de US dollar for the same years / periods:

	As of March 31, 2024	As of December 31, 2024	As of March 31, 2025

National Consumer Price Index (National CPI) (December 2016=100)	5,357.1	7,694.0	8,353.3

Variation in prices
Annual	287.9%	117.8%	55.9%
Accumulated three months	51.6%	n/a	8.6%

Banco Nación US$/$ exchange rate	858	1,032	1,074

Variation in the exchange rate
Annual	310.5%	27.7%	25.2%
Accumulated three months	6.1%	n/a	4.1%

The Company followed the same restatement policies for items identified in the annual consolidated financial statements as of December 31, 2024.

F-14

TELECOM ARGENTINA S.A.

e)	New Standards and Interpretations issued by the IASB

New standards and amendments – applicable 1 January 2025

Standards and amendments	Description	Mandatory application date for years beginning on or after
Amendments to IAS 21	Lack of Exchangeability: Evaluation when a currency is exchangeable into another currency;	January 1, 2025

The application of the detailed amendment did not generate any impact on the results of operations or the financial situation of the Company.

NOTE 2 – CASH AND CASH EQUIVALENTS AND INVESTMENTS

a)	Cash and cash equivalents and Investments

	March 31,	December 31,
Cash and cash equivalents	2025	2024
Cash and Banks(1)	63,390	132,186
Time deposits	123,715	113,969
Mutual funds	225,240	99,441
Total cash and cash equivalents	412,345	345,596

(1)	As of March 31, 2025, and December 31, 2024, includes restricted funds for $6,891 million and $8,738 million ($9,487 million in current currency as of March 31, 2025), respectively, corresponding to the funds to be paid to clients.

Investments
Current
Government bonds and Notes at fair value through profit or loss	11,152	12,362
Government bonds and Notes at fair value through OCI	68,951	-
Mutual funds	8,317	1,700
Others investment at amortized cost	18,063	22,400
	106,483	36,462
Non- current
Government bonds and Notes at fair value through OCI	21,697	-
Investments in associates and joint ventures(a)	14,624	14,774
Others investment	28	1
	36,349	14,775
Total investments	142,832	51,237

(a)	Information on Investments in associates and joint ventures is detailed below:

Financial position information:

Companies	Nature of relationship	Main activity	Country	Percentage of capital stock owned and voting rights (%)	Valuation as of 03.31.2025	Valuation as of 12.31.2024
La Capital Cable (1) (2)	Associate	Closed-circuit television	Argentina	50.00	5,218	5,115
OPH (1)	Joint venture	Holding	USA	50.00	9,406	9,659
Total					14,624	14,774

(1)      Data about the issuer arises from extra-accounting information.

(2)      Direct and indirect interest.

The evolution of investments in associates and joint ventures is as follows:

	Balances as of December 31, 2024	Earnings (loss) of the period	Currency translation adjustments	Balances as of March 31, 2025
La Capital Cable	5,115	103	-	5,218
OPH	9,659	(11)	(242)	9,406
	14,774	92	(242)	14,624

	Balances as of December 31, 2023	Earnings (loss) of the period	Dividends from associates	Currency translation adjustments	Balances as of March 31, 2024
Ver TV	24,807	(1,143)	(438)	-	23,226
TSMA	9,017	(20)	-	-	8,997
La Capital Cable	5,316	101	-	-	5,417
OPH	17,145	(1,057)	-	(2,370)	13,718
	56,285	(2,119)	(438)	(2,370)	51,358

F-15

TELECOM ARGENTINA S.A.

NOTE 3 – GOODWILL

Movements in Goodwill are as follows:

	March 31,
	2025	2024
At the beginning of the year	3,661,699	3,650,303
Currency translation adjustments	712	(6,008)
At the end of the period	3,662,411	3,644,295

NOTE 4 – PP&E

	March 31,	December 31,
	2025	2024
PP&E	5,454,136	4,751,539
Allowance for obsolescence and impairment of materials	(35,330)	(35,026)
Accumulated impairment of others PP&E	(15,520)	(14,919)
	5,403,286	4,701,594

Movements in PP&E (without allowance for obsolescence and impairment of materials and accumulated impairment of others PP&E) are as follows:

	March 31,
	2025	2024
At the beginning of the year	4,751,539	5,429,029
CAPEX	156,651	153,109
Acquisitions through the business combination of TMA (*)	827,331	-
Currency translation adjustments	(13,965)	(125,062)
Net carrying value of decreases	(7,588)	(240)
Depreciation of the period	(259,832)	(277,463)
At the end of the period	5,454,136	5,179,373

(*) See Note 16.

Movements in the allowance for obsolescence and impairment of materials are as follows:

	March 31,
	2025	2024
At the beginning of the year	(35,026)	(51,996)
Increases	(357)	(1,159)
Currency translation adjustments	53	402
At the end of the period	(35,330)	(52,753)

Movements in the accumulated impairment of others PP&E are as follows:

	March 31,
	2025	2024
At the beginning of the year	(14,919)	(5,861)
Increases	(601)	(126)
At the end of the period	(15,520)	(5,987)

NOTE 5 – INTANGIBLE ASSETS

	March 31,	December 31,
	2025	2024
Intangible assets	2,448,672	2,139,084
Impairment allowance	(80,207)	(80,207)
	2,368,465	2,058,877

F-16

TELECOM ARGENTINA S.A.

Movements in Intangible assets (without considering the impairment allowance) are as follows:

	March 31,
	2025	2024
At the beginning of the year	2,139,084	2,223,198
CAPEX	20,070	10,100
Acquisitions through the business combination of TMA(*)	323,310	-
Currency translation adjustments	(883)	(6,769)
Amortization of the period	(32,909)	(32,547)
At the end of the period	2,448,672	2,193,982

(*) See Note 16.

NOTE 6 – RIGHT OF USE ASSETS

Movements in right of use assets are as follows:

	March 31,
	2025	2024
At the beginning of the year	533,421	509,947
Increase	43,688	63,626
Acquisitions through the business combination of TMA(*)	126,888	-
Net carrying value of decreases	(210)	(287)
Currency translation adjustments	(1,687)	(11,908)
Amortization of the period	(46,541)	(53,618)
At the end of the period	655,559	507,760

(*) See Note 16.

NOTE 7 – BORROWINGS

	March 31,	December 31,
Current	2025	2024
Bank overdrafts – principal	215,750	134,024
Bank and other financial entities loans – principal	145,769	153,436
Notes – principal	528,409	706,446
Loans for purchase of equipment	8,407	6,992
Interest and related expenses	299,801	163,767
	1,198,136	1,164,665
Non-current
Notes – principal	1,337,157	1,416,386
Bank and other financial entities loans – principal	884,506	147,827
Loans for purchase of equipment	15,842	8,606
Interest and related expenses	685,077	387,139
	2,922,582	1,959,958
Total borrowings	4,120,718	3,124,623

Movements in Borrowings are as follows:

	Cash items	Non-cash items	Total

At the beginning of the year			3,124,623
Proceeds from borrowings – principal	1,324,824	-	1,324,824
Issuance costs payable	-	(5,305)	(5,305)
Payment of borrowings – principal	(251,692)	-	(251,692)
Payment of interests and related expenses	(78,769)	-	(78,769)
Payment of DFI	(32)	-	(32)
Proceed from bank overdrafts net of payment	95,239	-	95,239
Accrued interest and other financial cost	-	43,153	43,153
Foreign currency exchange gains	-	(128,679)	(128,679)
Currency translation adjustments	-	(2,644)	(2,644)
Total at 03/31/25	1,089,570	(93,475)	4,120,718

	Cash items	Non-cash items	Total

At the beginning of the year			5,031,327
Payment of borrowings – principal	(114,588)	-	(114,588)
Payment of interests and related expenses	(119,145)	-	(119,145)
Proceed from bank overdrafts net of payment	298,093	-	298,093
Accrued interest and other financial cost	-	88,162	88,162
Foreign currency exchange gains	-	(1,332,532)	(1,332,532)
Currency translation adjustments	-	(37,213)	(37,213)
Total at 03/31/24	64,360	(1,281,583)	3,814,104

TELECOM ARGENTINA S.A.

Recent developments of Borrowings for the three-month period ended March 31, 2025 are detailed below:

a)	Bank and other financing entities loans

The acquisition of TMA, described in Note 16, was financed by Telecom through two loans totaling US$1,170 million (net of issuance costs US$ 1,142 million, equivalent to $ 1,287,480 million in current currency as of March 31, 2025). Its main characteristics are:

Entities	Currency	Principal residual nominal value	Maturity date	Amortization	Interest rate	Spread	Interest payment date
		(in millions)
Syndicated loan (1)	US$	970	02/2029	In one installment at maturity date	Variable annual rate: SOF 3 months	Between 4.00% and 7.00%	Quarterly basis
Bilateral loan (2)	US$	200	Between 02/2028 and 02/2030	Semiannually from 02/2028	Variable annual rate: SOF 3 months	4.00%	Quarterly basis
(1)	An unsecured syndicated loan granted by Banco Bilbao Vizcaya Argentaria S.A., Deutsche Bank AG, London Branch and Banco Santander, S.A.
(2)	An unsecured bilateral loan granted by Industrial and Commercial Bank of China (Argentina) S.A.U., governed by Argentine law.

These loans establish, among other provisions, the obligation to comply with certain financial ratios, which are calculated based on contractual definitions, on a quarterly basis, along with the presentation of the Company’s consolidated financial statements: i) “Net Debt/EBITDA” and ii) “EBITDA/Interest Net”.

b)	Compliance with covenants

As of the date of issuance of these unaudited condensed consolidated financial statements, the Company complies with: a) the EBITDA/ Interest Net ratio and b) the Net Debt/EBITDA ratio established in the loan agreements in force as of March 31, 2025, and is also in compliance with the rest of the covenants established.

NOTE 8 – INCOME TAX AND DEFERRED INCOME TAX ASSETS/LIABILITIES

The composition of the income tax liabilities is as follows:

	March 31,	December 31,
	2025	2024
Provision for income tax	243,869	15,908
Income tax withholdings	(50,320)	(10,957)
Income tax liabilities	193,549	4,951

Movements in Deferred Income tax assets/(liabilities), net are as follows:

	March 31,
	2025	2024
At the beginning of the year	(1,495,807)	(1,057,587)
Increases in Deferred tax	119,173	(326,031)
Currency translation adjustments	1,392	(4,009)
Other comprehensive income	(1,415)	(416)
Acquisitions through the business combination of TMA(*)	325,698	-
At the end of the period	(1,050,959)	(1,388,043)

Net deferred tax assets	327,701	25,388
Net deferred tax liabilities	(1,378,660)	(1,413,431)

(*) See Note 16.

As of March 31, 2025, Telecom and some subsidiaries have cumulative tax loss carryforwards of $139,728 million (including $105 million of unrecognized tax loss carryforwards for considering them non-recoverable), that calculated considering statutory income tax rate, represents a deferred tax asset of $48,635 million.

TELECOM ARGENTINA S.A.

Income tax expense differed from the amounts computed by applying the statutory income tax rate of each company to pre-tax income as a result of the following:

	Three-month period ended March 31,
	2025	2024
	Profit (loss)
Income before income tax	212,947	1,381,318
Non-taxable items – Earnings (Losses) from associates and joint ventures	(92)	2,119
Non-taxable items – Other	6,031	499
Restatement in current currency of Equity, goodwill and other	212,549	697,740
Subtotal	431,435	2,081,676
Average statutory income tax rate	34.14%	34.83%
Income tax expense at statutory tax rate of each company	(147,285)	(724,964)
Deferred tax liability restatement in current currency and other	134,239	995,905
Income tax inflation adjustment	(103,845)	(596,827)
Income tax on cash dividends of foreign companies	(2,854)	(2,855)
Income tax expense	(119,745)	(328,741)

Current tax	(238,918)	(2,710)
Deferred tax	119,173	(326,031)
Income tax expense	(119,745)	(328,741)

NOTE 9 – PROVISIONS AND ALLOWANCES

The evolution of the allowances deducted from the asset (excluding PP&E and intangible assets) is detailed below:

	Trade receivables		Other receivables		Inventories
	03.31.25	03.31.24	03.31.25	03.31.24	03.31.25	03.31.24
At the beginning of the year	(102,844)	(83,039)	(1,465)	(4,146)	(8,451)	(3,232)
(Increases)	(25,650)	(26,539)	(98)	(421)	(1,115)	(1,396)
Acquisitions through the business combination of TMA(*)	(106,954)	-	-	-	(2,831)	-
Uses	13,105	2,974	-	-	171	45
RECPAM and currency translation adjustments	11,696	30,045	91	1,411	-	-
At the end of the period	(210,647)	(76,559)	(1,472)	(3,156)	(12,226)	(4,583)

(*) See Note 16.

The evolution of provisions as of March 31, 2025, and 2024 is as follows:

	Balances as of December 31, 2024	Additions			Reclassifica- tions	Payments	RECPAM, currency translation adjustments and others	Balances as of March 31, 2025
		Acquisitions through the business combinations of TMA (i)	Capital (ii)	Financial result (iii)
Current
Legal Claims and contingent liabilities	4,217	(iv) 12,526	24	-	26,826	(7,095)	(384)	36,114
Asset retirement obligations	-	3,351	-	-	1	-	(121)	3,231
Total current provisions	4,217	15,877	24	-	26,827	(7,095)	(505)	39,345
Non- Current
Legal Claims and contingent liabilities	24,763	(iv) 159,600	6,564	10,074	(26,826)	(21)	(6,862)	167,292
Asset retirement obligations	32,616	49,918	7,900	1,091	(1)	-	(4,478)	87,046
Total non-current provisions	57,379	209,518	14,464	11,165	(26,827)	(21)	(11,340)	254,338
Total provisions	61,596	225,395	14,488	11,165	-	(7,116)	(11,845)	293,683

(i)	See Note 16.
(ii)	$6,588 million charged to Other operating expenses, net and $7,900 million charged to Right of use assets.
(iii)	Charged to Other interests, net.

TELECOM ARGENTINA S.A.

(iv)	TMA is subject to various lawsuits and claims in labor, tax, regulatory, and other matters, considered in the course of its ordinary business. Information on legal claims and contingent liabilities by their nature is detailed below:

Labor contingencies	132,595
Tax contingencies	5,014
Civil and regulatory contingencies	34,517
Total	172,126

Labor contingencies mainly derive from:

•	Joint and several liabilities in labor matters;
•	Occupational accidents and diseases; and
•	Salary differences and other compensation payments.

Tax contingencies mainly derive from claims from ARCA, provincial tax authorities and municipalities. In this case, they primarily relate to:

•	Municipal fees; and
•	National and provincial taxes.

Civil and regulatory contingencies relate to civil, commercial, administrative litigation, regulatory, and other matters. In this case, they primarily relate to:

•	damages;
•	regulatory claims;
•	claims relating to accountability; and
•	fines imposed by regulatory authorities.

Given the nature of the risks covered by these provisions, it is not possible to precisely determine the probable dates of potential payments.

In addition to the aforementioned contingencies, there are other claims filed against TMA by different customer associations related to the industry and market common issues, some of which are in their initial stages. Considering the time elapsed since the acquisition, these claims are being analysed for the purpose of making an appropriate estimation and valuation to be considered in the final allocation of the PPA within the timeframes provided by IFRS 3, given that these estimations involve significant judgments that require more time and additional information for their final allocation. However, based on this preliminary assessment, the final impact of these contingencies, if they occur, is not expected to significantly affect the Company's financial position, results of operation or liquidity.

	Balances as of December 31, 2023	Additions		Reclassifica-tions	Payments	RECPAM, currency translation adjustments and others	Balances as of March 31, 2024
		Capital (i)	Financial result (ii)
Current
Legal Claims and contingent liabilities	12,626	151	-	2,146	(2,763)	(4,008)	8,152
Total current provisions	12,626	151	-	2,146	(2,763)	(4,008)	8,152
Non- Current
Legal Claims and contingent liabilities	30,278	2,727	2,277	(2,146)	(8)	(5,482)	27,646
Asset retirement obligations	31,468	6,406	-	-	-	(10,911)	26,963
Total non-current provisions	61,746	9,133	2,277	(2,146)	(8)	(16,393)	54,609
Total provisions	74,372	9,284	2,277	-	(2,771)	(20,401)	62,761
(i)	$2,878 million charged to Other operating expenses, net and $6,406 million charged to Right of use assets.
(ii)	Charged to Other interests, net.

NOTE 10 – ADDITIONAL INFORMATION OF FINANCIAL ASSETS AND LIABILITIES

Financial assets and liabilities denominated in foreign currencies

Financial assets and liabilities denominated in foreign currencies as of March 31, 2025, and December 31, 2024 are the following:

	03.31.2025	12.31.2024
	In equivalent millions of Argentine pesos
Assets	228,297	385,933
Liabilities	(4,037,920)	(2,853,144)
Net Liabilities	(3,809,623)	(2,467,211)

Offsetting of financial assets and financial liabilities

The following table presents financial assets and liabilities that are offset as of March 31, 2025, and December 31, 2024:

TELECOM ARGENTINA S.A.

	As of March 31, 2025
	Trade receivables	Other receivables	Trade payables	Other liabilities
Current and non-current assets (liabilities) - Gross value	733,936	59,427	(868,897)	(18,981)
Offsetting	(7,325)	(3,553)	7,325	3,553
Current and non-current assets (liabilities) – Book value	726,611	55,874	(861,572)	(15,428)

	As of December 31, 2024
	Trade receivables	Other receivables	Trade payables	Other liabilities
Current and non-current assets (liabilities) - Gross value	339,669	25,434	(518,525)	(22,883)
Offsetting	(17,844)	(3,857)	17,844	3,857
Current and non-current assets (liabilities) – Book value	321,825	21,577	(500,681)	(19,026)

Fair value hierarchy and other disclosures

The measurement at fair value of the financial instruments of Telecom are classified according to the three levels set out in IFRS 13:

-	Level 1: Fair value determined by quoted prices (unadjusted) in active markets for identical assets or liabilities.
-	Level 2: Fair value determined based on inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly (e.g. as prices) or indirectly (e.g. derived from prices).
-	Level 3: Fair value determined by unobservable inputs where the reporting entity is required to develop its own assumptions.

Financial assets and liabilities recognized at fair value as of March 31, 2025, and December 31, 2024, and the level of hierarchy are listed below:

As of March 31, 2025	Level 1	Level 2	Total
Assets
Current Assets
Mutual Funds (1) (2)	233,687	-	233,687
Government bonds (1) (2)	80,103	-	80,103
Other receivables: Compensation received for company acquisitions (3)	-	1,094	1,094
Other receivables: DFI (4)	-	18	18
Non-current Assets
Government bonds (1) (2)	21,697	-	21,697
Other receivables: Compensation received for company acquisitions (3)	-	2,126	2,126
Total assets	335,487	3,238	338,725
Liabilities
Current Liabilities
Other liabilities: Debt for acquisition of NYSSA (3)	-	741	741
Non-current Liabilities
Other liabilities: Debt for acquisition of NYSSA (3)	-	674	674
Total liabilities	-	1,415	1,415

(1)	The Mutual funds are included in Cash and cash equivalents, Investments and Guarantee of financial operations included in Other receivables. The Government bonds are included in Investments.
(2)	The fair value is based on information obtained from active markets and corresponds to quoted market prices as of period-end. A market in which transactions for the asset or liability take place with sufficient frequency and volume to provide pricing information on an ongoing basis.
(3)	The fair value was determined by the variation between the quoted values of certain public securities in foreign currency and Argentine pesos.
(4)	DFI for forward purchases of US dollars, calculated by the variation between the market prices at the end of the period and the time of agreement.

TELECOM ARGENTINA S.A.

As of December 31, 2024	Level 1	Level 2	Total
Assets
Current Assets
Mutual Funds (1) (2)	101,141	-	101,141
Government bonds (1) (2)	12,362	-	12,362
Other receivables: Compensation received for company acquisitions (3)	-	1,171	1,171
Non-current Assets
Other receivables: Compensation received for company acquisitions (3)	-	2,624	2,624
Total assets	113,503	3,795	117,298
Liabilities
Current Liabilities
Other liabilities: Debt for acquisition of NYSSA (3)	-	698	698
Non-current Liabilities
Other liabilities: Debt for acquisition of NYSSA (3)	-	653	653
Total liabilities	-	1,351	1,351
(1)	The Mutual funds are included in Cash and cash equivalents and Investments. The Government bonds are included in Investments.
(2)	The fair value is based on information obtained from active markets and corresponds to quoted market prices as of period-end. A market in which transactions for the asset or liability take place with sufficient frequency and volume to provide pricing information on an ongoing basis.
(3)	The fair value was determined by the variation between the quoted values of certain public securities in foreign currency and Argentine pesos.

In relation to the fair values set forth above, as of March 31, 2025, there were no changes in the methods and assumptions used with respect to what was reported in Note 22 to the consolidated financial statements as of December 31, 2024.

The Company also has certain financial instruments that are not measured at fair value for which the book value approximates their fair value, except for:

Borrowings

As of March 31, 2025, the fair value of borrowings is as follows:

	Carrying Value	Fair Value
Notes	2,289,671	2,215,136
Other borrowings	1,831,047	1,917,365
	4,120,718	4,132,501

The fair value of the loans was assessed as follows:

a)	The fair value of Notes traded in active markets was measured based on quoted market prices at the end of the reporting period. As a result, its valuation classifies as Level 1.
b)	The fair value of Notes that are not traded in an active market was measured based on quotes provided by first-tier financial entities, so their valuation qualifies as Level 2.
c)	For the rest of the borrowings, the fair values were calculated based on cash flows discounted using a current lending rate, so as they are classified as level 3.

NOTE 11 – PURCHASE COMMITMENTS

The Company has entered into various purchase commitments with domestic and foreign suppliers amounting to approximately $1,182,058 million (of which $ 200,727 million corresponds to Fixed and intangible assets commitments) and $1,076,541 million (of which $205,906 million corresponds to Fixed and intangible assets commitments) as of March 31, 2025 and December 31, 2024, respectively. These purchase commitments include those that contain “take or pay” clauses, which force the buyer to purchase a quantity of a product or service in a period, usually annually, or, alternatively, to pay that amount even if it has not been taken or accepted to receive it.

TELECOM ARGENTINA S.A.

NOTE 12 – REVENUES

	Three-month period ended March 31,
	2025	2024
Mobile Services	620,179	433,997
Internet Services	322,420	262,797
Cable Television Services	172,674	158,150
Fixed and Data Services	154,859	149,301
Other services revenues	15,350	12,219
Subtotal services revenues	1,285,482	1,016,464
Equipment revenues	77,871	49,966
Total Revenues	1,363,353	1,066,430

NOTE 13 – OPERATING EXPENSES

The main components of the operating expenses are the following:

	Three-month period ended March 31,
	2025	2024
Cost of equipment
Inventory balance at the beginning of the year (*)	(74,075)	(77,775)
Plus:
Acquisitions through the business combinations of TMA (**)	(64,158)	-
Purchases	(50,151)	(36,645)
Other	1,240	3,704
Less:
Inventory balance at the end of the period	130,139	73,516
	(57,005)	(37,200)

(*) Without considering allowance for obsolescence.

(**) See Note 16.

Operating expenses disclosed by function of expense amounted to $1,251,454 million and $1,107,201 million for the three-month period ended March 31, 2025, and 2024, respectively are as follows:

Concept	Operating costs	Adminis- tration costs	Commercia- lization costs	Other expenses	Total 03.31.2025	Total 03.31.2024
Employee benefit expenses and severance payments	(169,331)	(49,215)	(68,301)	-	(286,847)	(246,095)
Interconnection costs and transmission costs	(44,275)	-	-	-	(44,275)	(39,120)
Fees for services, maintenance, materials and supplies	(64,918)	(35,260)	(71,834)	-	(172,012)	(155,988)
Taxes and fees with the Regulatory Authority	(110,555)	(2,736)	(620)	-	(113,911)	(82,175)
Commissions and advertising	-	-	(71,288)	-	(71,288)	(55,366)
Cost of equipment and handsets	(57,005)	-	-	-	(57,005)	(37,200)
Programming and content costs	(71,825)	-	-	-	(71,825)	(58,405)
Bad debt expenses	-	-	(25,650)	-	(25,650)	(26,539)
Other operating expenses, net	(45,596)	(14,255)	(8,741)	-	(68,592)	(42,558)
Depreciation, amortization and impairment of Fixed and intangible assets	(277,294)	(39,206)	(22,931)	(618)	(340,049)	(363,755)
Total as of 03.31.2025	(840,799)	(140,672)	(269,365)	(618)	(1,251,454)
Total as of 03.31.2024	(716,856)	(144,413)	(245,806)	(126)		(1,107,201)

TELECOM ARGENTINA S.A.

NOTE 14 – FINANCIAL RESULTS

	Three-month period ended March 31,
	2025	2024

Interests on borrowings (*)	(49,098)	(41,116)
Remeasurement in borrowings (**)	5,945	(46,016)
Foreign currency exchange gains on borrowings (***)	128,787	1,331,210
Total financial results from borrowings	85,634	1,244,078
Fair value gains/(losses) on financial assets at fair value through profit or loss	(1,965)	(37,060)
Other foreign currency exchange gains	13,635	152,273
Other interests, net	(4,425)	8,632
Other taxes and bank expenses	(19,027)	(24,358)
Financial expenses on pension benefits	(1,086)	(1,113)
Financial discounts on assets, debts and others	(5,830)	(419)
RECPAM	34,020	82,175
Total other financial results, net	15,322	180,130
Total financial results, net	100,956	1,424,208

(*) Includes $1,030 million corresponding to net income generated by IFD for the three-month period ended March 31, 2024.

(**) Related to Notes issued in UVA.

(***) Include $108 million and $(1,322) million corresponding to net exchange differences generated by IFD for the three-month periods ended March 31, 2025, and 2024, respectively.

NOTE 15 - BALANCES AND TRANSACTIONS WITH RELATED PARTIES

a)	Controlling Company

CVH is the controlling company of Telecom Argentina.

b)	Balances with Related parties

•	Associates and joint venture

CURRENT ASSETS		March 31,	December 31,
Trade receivables		2025	2024
OPH	Joint venture	49	50
		49	50

CURRENT LIABILITIES		March 31,	December 31,
Trade payables		2025	2024
La Capital Cable	Associate	197	225
OPH	Joint venture	174	517
		371	742
Other liabilities
OPH	Joint venture	3,203	3,269
		3,203	3,269

NON - CURRENT LIABILITIES
Other liabilities
OPH	Joint venture	2,931	2,992
		2,931	2,992

•	Other Related parties

CURRENT ASSETS	March 31,	December 31,
Trade receivables	2025	2024
Other related parties	2,863	2,036
	2,863	2,036
Other receivables
Other related parties	638	688
	638	688
CURRENT LIABILITIES
Trade payables
Other related parties	13,761	13,184
	13,761	13,184
Dividends payable
Other related parties	699	745
	699	745

TELECOM ARGENTINA S.A.

c)	Transactions with Related parties

•	Associates and joint ventures

	Transaction	Kind of related party	Three-month period ended March 31,
			2025	2024
			Profit (loss)
			Revenues
La Capital Cable	Services revenues and other revenues	Associate	31	36
Ver TV	Services revenues and other revenues	Associate	-	27
OPH	Services revenues and other revenues	Joint venture	128	-
			159	63
			Operating costs
La Capital Cable	Fees for services	Associate	(495)	(282)
			(495)	(282)

•	Other Related parties

	Transaction	Three-month period ended March 31,
		2025	2024
		Profit (loss)
		Revenues
Other related parties	Services and advertising revenues	2,115	1,665
		2,115	1,665

		Operating costs
Other related parties	Programming costs	(10,329)	(9,008)
Other related parties	Editing and distribution of magazines	(833)	(1,297)
Other related parties	Advisory services	(2,371)	(1,304)
Other related parties	Advertising purchases	(237)	(214)
Other related parties	Other purchases and commissions	(3,525)	(1,179)
		(17,295)	(13,002)

The transactions discussed above were made on an arm length transaction basis. When Telecom’s transactions represented more than 1% of its total shareholders’ equity, they were approved according to Law No, 26,831, the Bylaws and the Executive Committees’ Faculties and Performance Regulation.

NOTE 16 – RECENT DEVELOPMENTS CORRESPONDING TO THE THREE-MONTH PERIOD ENDED MARCH 31, 2025

Business combination: “Acquisition of TMA”

On February 24, 2025 (the “Acquisition Date”), the Company acquired 86,460,983,849 common shares of TMA, representing 99.999625% of its capital stock, acquiring control. TMA is a company incorporated in the Republic of Argentina, providing mobile and fixed telephony, fixed broadband, and video services on a national scale in Argentina.

The purpose of the acquisition was to enhance the quality of existing services and to expand the coverage and capacity of both mobile and fixed networks.

The contractual purchase price for this transaction was US$1,245 million ($1,370,063 million in current currency as of March 31, 2025), which was settled in the following manner: (a) by assuming a debt owed by the seller to TMA in the amount of US$126 million ($138,559 million in current currency as of March 31, 2025); and (b) as consideration transferred (“consideration paid”), pursuant to IFRS 3, the remaining balance of US$1,119 million ($1,231,504 million in current currency as of March 31, 2025), which was paid in cash using funds obtained from two loans (See Note 7).

TELECOM ARGENTINA S.A.

The assets and liabilities in millions recognized as a result of the acquisition are as follows:

	(In current currency at the acquisition date)	(In current currency as of March 31, 2025)
Cash and cash equivalents	149,678	155,260
Investment	88,434	91,732
Trade receivables	335,696	348,215
Inventories	61,851	64,158
PP&E	797,587	827,331
Intangible assets	311,686	323,310
Deferred income tax assets	313,988	325,698
Right of use assets	137,014	142,124
Investment properties	52,764	54,732
Assets classified as held for sale	2,366	2,454
Other receivables	69,289	71,873
Trade payables	(430,015)	(446,052)
Salaries and social security payables	(139,583)	(144,788)
Other taxes payables	(193,325)	(200,535)
Leases liabilities	(106,991)	(110,981)
Other liabilities	(45,920)	(47,632)
Provisions	(217,291)	(225,395)
Net identifiable assets acquired	1,187,228	1,231,504

The preliminary fair value of the acquired trade receivables is $348,215 million in current currency as of March 31, 2025. The gross contractual amount for trade receivables due is $455,619 million, with a loss allowance of $106,954 million recognized on acquisition.

The Company's management conducted a preliminary assessment of the PPA. It should be noted that this is a preliminary assessment, since the valuation of certain assets and liabilities involves significant judgments that require additional time and information. Therefore, as of the date of these unaudited condensed consolidated financial statements, no goodwill has been recognized. Once the PPA determination is completed, within the timeframes provided for by IFRS 3, any resulting effects will be recognized.

Impact on Operations for the period

The acquired business generated revenues from ordinary activities in the amount of $234,420 million and net loss in the amount of $21,656 million from the acquisition date to March 31, 2025. Had the acquisition been conducted as of January 1, 2025, the revenues from ordinary activities and net income contributed by the acquired business would have amounted to $690,293 million and $90,577 million, respectively.

Regulatory Impact of the Acquisition

As of the date of these unaudited condensed consolidated financial statements, the Company has duly submitted the required filings in connection with the acquisition of TMA and has initiated the necessary proceedings before CNDC and ENACOM in order to obtain, respectively, the approval of the Argentine Secretariat of Industry and Trade (or any successor authority acting as the enforcement authority of Law No. 27,442) for the economic concentration resulting from the acquisition of TMA, and the approval of ENACOM for the change of control at TMA resulting from the Company's acquisition of TMA. The filing with CNDC was made on March 3, 2025, and the filing with ENACOM was made on March 7, 2025, in both cases in accordance with the applicable regulatory framework.

TELECOM ARGENTINA S.A.

Both administrative proceedings are currently pending, and as of the date of these interim condensed consolidated financial statements, only a Resolution dated March 21, 2025 has been issued by the Secretariat of Industry and Trade, whereby it ordered, as a provisional measure pursuant to Article 44 of Law No. 27,442, that, for a period of six months or until the Secretariat of Industry and Trade issues a decision regarding the approval, approval subject to conditions, or denial of the authorization of the transaction pursuant to Article 14 of such law, whichever occurs first, the Company must refrain from carrying out any legal, corporate and/or commercial acts that would directly or indirectly result in the integration or consolidation of TMA’s business with that of the Company. This includes any initiative aimed at unifying or integrating the personnel of TMA and the Company, as well as any exchange of competitively sensitive information with TMA, such as pricing and pricing strategies, costs and margins, business plans and commercial strategies, customer and supplier information, investment plans, among others. The Company must also comply with the reciprocal infrastructure sharing agreements entered into by the Company and TMA prior to the acquisition. On April 6, 2025, the Company filed an appeal before the Secretary of Industry and Commerce and the CNDC against this Resolution, as well as against the note of the Secretary of Industry and Commerce dated March 27, 2025, addressed to CNDC, through which a monitoring agent of the Company and TMA was appointed.

The Resolution does not alter the manner in which the Company and TMA operate as of the date of issuance of these unaudited condensed consolidated financial statements, as they continue to be companies that conduct their business independently, and each has its own Board of Directors and management.

There can be no assurance regarding the outcome of the post closing review of the Acquisition by regulatory authorities, even though, the Company has strong arguments to support its position.

NOTE 17 – SUBSEQUENT EVENTS TO MARCH 31, 2025

(a)	Provisions of the Telecom Ordinary and Extraordinary Shareholders’ meeting

At the Ordinary and Extraordinary Shareholders’ Meeting held on April 25, 2025, the shareholders of Telecom decided, among other:

(i)	To approve the Board of Directors’ proposal stated in current currency as of March 31, 2025 using the National Consumer Price Index pursuant to CNV Resolution No. 777/18 in connection with the Accumulated retained earnings as of December 31, 2024 for $1,099,156 million in current currency as of March 31, 2025: (a) allocate the amount of $54,958 million in current currency as of March 31, 2025 to “Legal Reserve”; (b) allocate the amount of $1,044,198 million in current currency as of March 31, 2025 to “Voluntary reserve to maintain the Company's level of capital expenditures and its current solvency level”; (c) to reclassify the amount of $101,053 million in current currency as of March 31, 2025 from “Voluntary reserve to maintain the Company's level of capital expenditures and its current solvency level” and to be charged against the “Contributed Surplus”;
(ii)	to delegate on the Board of Directors the power to reverse, before December 31, 2025 the “Voluntary reserve to maintain the Company's level of capital expenditures and its current solvency level” in an amount that allows distribution of dividends in cash or in non-cash or any combination of both options, for up to the maximum amount of distribution of US$300 million.

Carlos Moltini
Chairman of the Board of Directors

OPERATING AND FINANCIAL REVIEW AND PROSPECTS AS OF MARCH 31, 2025

(In millions of Argentine pesos in current currency - except per share data in Argentine pesos in current currency- or as expressly indicated)

1.	General considerations

As provided under Resolution No. 777 issued by the CNV on December 28, 2018, this operating and financial review and prospects discloses the comparative balances set forth below, restated to current currency as of March 31, 2025.

The table below shows the evolution of the national consumer price index (National CPI) and the Banco Nación U.S. dollar exchange rate used for the preparation of this operating and financial review and prospects, discussed in Note 1.d) to the unaudited condensed consolidated financial statements:

	As of March 31, 2024	As of December 31, 2024	As of March 31, 2025

National Consumer Price Index (National CPI) (December 2016=100)	5,357.1	7,694.0	8,353.3

Variation in prices
Annual / Interannual	287.9%	117.8%	55.9%
Accumulated three months	51.6%	n/a	8.6%

Banco Nación US$/$ exchange rate	858	1,032	1,074

Variation in the exchange rate
Annual / Interannual	310.5%	27.7%	25.2%
Accumulated three months	6.1%	n/a	4.1%

The National CPI has registered an increase of 55.9% as of March 31, 2025, as compared to March 31, 2024.

As disclosed in Note 16 to these unaudited condensed consolidated financial statements, on February 24, 2025, the Company acquired 99.999625% of the capital of TMA, exercising control over such company. Consequently, since then, the Company consolidates TMA, and, therefore, the Company's results as of March 31, 2025 reflect the results generated by TMA from the acquisition date. Accordingly, our results of operations for the three-month period ended March 31, 2025, are not comparable to our results of operations for the three-month period ended March 31, 2024.

2.	Telecom’s activities for the three-month period ended March 31, 2025 (“3M25”) and 2024 (“3M24”)

	3M25	3M24	Variation

	$ million		$ million	%
Revenues	1,363,353	1,066,430	296,923	27.8
Employee benefit expenses and severance payments	(286,847)	(246,095)	(40,752)	16.6
Interconnection and transmission costs	(44,275)	(39,120)	(5,155)	13.2
Fees for services, maintenance, materials and supplies	(172,012)	(155,988)	(16,024)	10.3
Taxes and fees with the Regulatory Authority	(113,911)	(82,175)	(31,736)	38.6
Commissions and advertising	(71,288)	(55,366)	(15,922)	28.8
Cost of equipment and handsets	(57,005)	(37,200)	(19,805)	53.2
Programming and content costs	(71,825)	(58,405)	(13,420)	23.0
Bad debt expenses	(25,650)	(26,539)	889	(3.3)
Other operating expenses, net	(68,592)	(42,558)	(26,034)	61.2
Depreciation, amortization and impairment of Fixed and intangible assets	(340,049)	(363,755)	23,706	(6.5)
Operating income / (loss)	111,899	(40,771)	152,670	n/a
Earnings (losses) from associates and joint ventures	92	(2,119)	2,211	n/a
Financial results from borrowings	85,634	1,244,078	(1,158,444)	(93.1)
Other financial results, Net	15,322	180,130	(164,808)	(91.5)
Income before income tax	212,947	1,381,318	(1,168,371)	n/a
Income tax benefit (expense)	(119,745)	(328,741)	208,996	(63.6)
Net income for the period	93,202	1,052,577	(959,375)	(91.1)

Net income attributable to:
Controlling Company	89,060	1,048,255	(959,195)	n/a
Non-controlling interest	4,142	4,322	(180)	(4.2)
	93,202	1,052,577	(959,375)	(91.1)
Earnings per share for income attributable to the Controlling Company - Basic and diluted (in Argentine pesos)	41.35	486.73

Adjusted EBITDA(1)	451,948	322,984	128,964	39.9

(1)	Adjusted EBITDA is a non-GAAP measure, defined as our net income, less income tax, financial results (Financial results from borrowings and other financial results, net), earnings (losses) from associates and joint ventures, and depreciation, amortization and impairment of Fixed and intangible assets. For further information on the use of adjusted EBITDA, see “Adjusted EBITDA”.

In 3M25, net income amounted to $93,202 million (compared to a net income of $1,052,577 million in 3M24), representing 6.8% of revenues (compared to 98.7% of revenues in 3M24). The decrease in 3M25 compared to 3M24 was mainly due to a decrease in financial result net of $1,323,252 million which was partially offset by an increase in operating income of $152,670 million, and a decrease in income tax expense of $208,996 million.

In 3M25, Adjusted EBITDA totaled $451,948 million, representing 33.1% of revenues. Adjusted EBITDA in 3M24 totaled $322,984 million, representing 30.3% of revenues. The increase of $128,964 million in 3M25 compared to 3M24 was mainly due to an increase in revenues of $296,923 million, partially offset by an increase in operating costs (without depreciation, amortization and impairment of Fixed and intangible assets) of $167,959 million.

•	Revenues

	3M25	3M24	Variation
	$ million		$ million	%
Mobile Services	620,179	433,997	186,182	42.9
Internet Services	322,420	262,797	59,623	22.7
Cable Television Services	172,674	158,150	14,524	9.2
Fixed and Data Services	154,859	149,301	5,558	3.7
Other services revenues	15,350	12,219	3,131	25.6
Subtotal Services revenues	1,285,482	1,016,464	269,018	26.5
Equipment revenues	77,871	49,966	27,905	55.8
Total Revenues	1,363,353	1,066,430	296,923	27.8

During 3M25 revenues increased 27.8% or $296,923 million compared to 3M24 amounting to $1,363,353 million. The increase in revenues was mainly due to the consolidation of TMA as of March 31, 2025, which contributed $231,343 million of total revenues.

Services revenues amounted to $1,285,482 million in 3M25, increasing 26.5% as compared to $1,016,464 million in 3M24 and represented 94.3% of consolidated revenues. Equipment revenues amounted to $77,871 million in 3M25 as compared to $49,966 million in 3M24 and represented 5.7% of consolidated revenues.

Revenues included $38,452 million and $451,085 million in 3M25 and 3M24, respectively related to the effect generated by the restatement in current currency as of March 31, 2025.

Consolidated revenues for 3M25 and 3M24 are comprised as follows:

Mobile Services

Mobile services revenues in 3M25 amounted to $620,179 million (an increase of $186,182 million or 42.9% as compared to 3M24), being the principal contributor to our total services revenues for 3M25 (48.2% of services revenues in 3M25 as compared to 42.7% in 3M24). Mobile internet services revenues accounted for 98% and 92% of total mobile service revenues in 3M25 and 3M24, respectively.

The effect generated by the restatement in current currency as of March 31, 2025 included in Mobile services revenues amounted to $15,319 million and $183,722 million in 3M25 and 3M24, respectively.

Mobile services revenues in Argentina amounted to $586,021 million (an increase of $198,515 million or 51.2% as compared to 3M24). This increase was mainly due to the consolidation of TMA as of March 31, 2025 which contributed $138,425 million. Excluding the impact of the consolidation of TMA, the increase was mainly due to a 13.2% increase in the ARPU (average revenue per user), and a 0.9% increase in the number of customers.

The ARPU for the segment “ICT Services provided in Argentina – Telecom Networks” amounted to $6,837.1 in 3M25 (compared to $6,037.6 in 3M24). The increase in ARPU is due to the fact that the Company was able to pass on the effects of inflation to the price. The effect generated by the restatement in current currency as of March 31, 2025 included in ARPU amounted to $216.27 and $2,543.43 in 3M25 and 3M24, respectively).

Our mobile customers in Argentina for the segment “ICT Services provided in Argentina – Telecom Networks” amounted to 21.4 million and 21.2 million as of March 31, 2025 and 2024, respectively. Out of the total mobile customers as of March 31, 2025, 62% were prepaid customers and 38% were postpaid customers, whereas as of March 31, 2024, 61% were prepaid customers and 39% were postpaid customers. We observed a change in customer behavior, resulting in an increase in prepaid services customers of 1.1% and of 0.4% in the postpaid services customers as of March 31, 2025. Additionally, the average churn rate per month amounted to 2% in 3M25 (compared to a 1.5% average in 3M24).

ARPU of Mobile Services in Argentina - Segment “ICT Services provided in Argentina – Telecom Networks”

A monthly operational measure used in the mobile services is ARPU, which we calculate by dividing adjusted total service revenues—excluding out collect wholesale roaming, cell site rental and reconnection fees revenues and others (divided by three months) by the average number of customers during 3M25. ARPU is not a measure calculated in accordance with IFRS Accounting Standards and our measure of ARPU may not be calculated in the same manner as similarly titled measures used by other companies. In particular, certain components of service revenues are excluded from Argentina’s ARPU calculations presented in this operating and financial review and prospects as of March 31, 2025. Management believes that this measure is helpful in assessing the development of the subscriber base of mobile services. The following table shows the reconciliation of total service revenues to such revenues included in the ARPU calculations of 3M25:

3M25
$ million
Total Mobile service revenues	447,598
Components of service revenues not included in the ARPU calculation: out collect (wholesale) roaming, cell sites rental, reconnection fees revenues and others	(2,453)
Adjusted total service revenues included in the ARPU calculation	445,145
Average number of customers during 3M25 (millions)	21.7

Mobile services revenues generated in Paraguay amounted to $34,158 million in 3M25 (a $12,333 million or 26.5% decrease compared to 3M24). The decrease was mainly due to lower levels of ARPU, mainly as a result of higher discounts granted to retain customers and migration to lower-value plans.

Paraguay’s ARPU amounted to $5,910.4 in 3M25 (compared to $6,629.1 in 3M24), representing a 10.8% decrease.

In 3M25, the customer base in Paraguay amounted to 2.6 million customers, increasing a 11.7% compared to 3M24. Out of the total mobile customers as of March 31, 2025, 73% were prepaid customers and 27% were postpaid customers, whereas as of March 31, 2024, 75% were prepaid customers, and 25% were postpaid customers. The average churn rate per month amounted to 2.1% in 3M25 (compared to a 2.6% average in 3M24).

Internet Services

Internet services revenues amounted to $322,420 million in 3M25 (equivalent to 25.1% of total consolidated services revenues), increasing $59,623 million or 22.7% as compared to 3M24. The effect generated by the restatement in current currency as of March 31, 2025 included in internet services revenues amounted to $9,277 million and $110,820 million in 3M25 and 3M24, respectively.

The increase in internet services revenues in Argentina in 3M25 was mainly due to the consolidation of TMA as of March 31, 2025, which contributed $33,073 million. Excluding the impact of the consolidation of TMA, the increase was mainly due to the increase in the ARPU, while the customer base decreased 1.1%.

The ARPU for the segment “ICT Services provided in Argentina – Telecom Networks” reached $22,538.2 in 3M25 as compared to $19,854.9 in 3M24. This increase in ARPU is mainly explained by the fact that, we granted fewer discounts to customers for this service. The effect generated by the restatement in current currency as of March 31, 2025 included in ARPU amounted to $722 and $8,296 as of March 31, 2025 and 2024, respectively).

The customer base for the segment “ICT Services provided in Argentina – Telecom Networks” decreased amounting to 4.0 million customers in 3M25 (a 1,1% decrease compared to 3M24). The churn rate per month amounted to 1.2% and 1.3% in 3M25 and 3M24, respectively.

ARPU of Internet Services in Argentina - Segment “ICT Services provided in Argentina – Telecom Networks”

A monthly operational measure used in internet services is ARPU, which we calculate by dividing adjusted total service revenues—excluding connection and rehabilitation fees revenues and others—(divided by three months) by the average number of customers during 3M25. ARPU is not a measure calculated in accordance with IFRS Accounting Standards and our measure of ARPU may not be calculated in the same manner as similarly titled measures used by other companies. In particular, certain components of service revenues are excluded from Internet’s ARPU calculations presented in this operating and financial review and prospects as of March 31, 2025. Management believes that this measure is helpful in assessing the development of the subscriber base of Internet services. The following table shows the reconciliation of total service revenues to such revenues included in the ARPU calculations of 3M25:

3M25
$ million
Total Internet service revenues	273,058
Components of service revenues not included in the ARPU calculation	(3)
Adjusted total service revenues included in the ARPU calculation	273,055
Average number of customers during 3M25 (millions)	4.0

Cable Television Services

Cable television services revenues amounted to $172,674 million in 3M25 (equivalent to 13.4% of total consolidated services revenues), increasing $14,524 million or 9.2% as compared to revenues in 3M24. The effect generated by the restatement in current currency as of March 31, 2025, included in cable television services revenues, amounted to $5,224 million and $66,893 million in 3M25 and 3M24, respectively.

The increase in Cable television service revenues in 3M25 was mainly due to the consolidation of TMA as of March 31, 2025, which contributed $8,350 million. Excluding the impact of the consolidation of TMA, the increase was mainly due to a 7.1% increase in ARPU, while customer base remains stable as compared to 3M24.

The ARPU for the segment “ICT Services provided in Argentina – Telecom Networks” amounted to $15,094.1 as of March 31, 2025 compared to an ARPU of $14,097.6 as of March 31, 2024. The increase in ARPU is due to the fact that the Company was able to pass on the effects of inflation to the price. The effect generated by the restatement in current currency as of March 31, 2025 included in ARPU amounts to $472.6 and $5,945.1 as of March 31, 2025 and 2024, respectively.

In 3M25, the customer base in Argentina for the segment “ICT Services provided in Argentina – Telecom Networks” amounted to 3.2 million customers, increasing a 0.7% compared to 3M24, leveraged by Flow Full and Flow Flex products. The last one, that is 100% digital (no decoder or installation is required) began to be marketed as a main product during 3Q24. Our Flow digital platform’s customer base reached 1.6 million and our Premium Package’s customer base amounted to 1.2 million in 3M25, a 1.1% decrease compared to 3M24. The average churn rate per month amounted to 1.5% and 1.6% as of March 31, 2025 and 2024, respectively.

ARPU of Cable Television Services in Argentina - Segment “ICT Services provided in Argentina – Telecom Networks”

An important monthly operational measure used in the Cable Television services is ARPU, which we calculate by dividing adjusted total service revenues—excluding connection and administration fees, advertising services and others—(divided by three months) by the average number of customers during 3M25. ARPU is not a measure calculated in accordance with IFRS Accounting Standards and our measure of ARPU may not be calculated in the same manner as similarly titled measures used by other companies. In particular, certain components of service revenues are excluded from Cable Television’s ARPU calculations presented in this operating and financial review and prospects as of March 31, 2025. Management believes that this measure is helpful in assessing the development of the subscriber base of cable television services. The following table shows the reconciliation of total cable television service revenues to such revenues included in the ARPU calculations of 3M25:

3M25
$ million
Total Cable television service revenues	144,593
Components of service revenues not included in the ARPU calculation: Connection and Reconnection fees and others	(74)
Adjusted total service revenues included in the ARPU calculation	144,519
Average number of customers during 3M25 (millions)	3.2

Fixed and Data Services

Revenues generated by fixed and data services amounted to $154,859 million in 3M25 (equivalent to 12.0% of total consolidated services revenues), increasing $5,558 million or 3.7% as compared to 3M24. The effect generated by the restatement in current currency as of March 31, 2025 included in fixed and data services revenues amounted to $6,106 million and $63,403 million in 3M25 and 3M24, respectively.

The increase in Argentina of fixed and data services revenues in 3M25 was mainly due to the consolidation of TMA as of March 31, 2025, which contributed $35,809 million. Excluding the impact of the consolidation of TMA, the decrease was mainly due to a 4.8% decrease in the customer base of fixed telephony services.

The customer base of fixed telephony services amounted to 2.7 million in 3M25 of which 1.9 million were IP customers, decreasing 4.8% compared to 3M24. The customer base decreased mainly due to changes in consumption behavior of customers.

Other services revenues

Other services revenues generated by other services amounted to $15,350 million in 3M25, increasing $3,131 million or 25.6% compared to 3M24. The effect generated by the restatement in current currency as of March 31, 2025 included in other services revenues amounted to $511 million and $5,008 million in 3M25 and 3M24, respectively.

These services include mainly revenues related to fintech services, revenues from billing remuneration and collection management on behalf of third parties, administrative revenues and revenues from the sale of advertising space, among others.

The increase in other services revenue in 3M25 was mainly due to an increase in fintech services in Argentina, principally due to the growth in the use of the "Personal Pay" digital wallet and the increase of 55% in the number of users, which amounted to 3.9 million and 2.5 million in 3M25 and 3M24, respectively.

Equipment

Equipment revenues amounted to $77,871 million in 3M25 (increase of $27,905 million or 55.8% compared to 3M24). This variation is mainly due to the consolidation of TMA as of March 31, 2025, which contributed $15,686 million. Excluding the impact of the consolidation of TMA, the increase was mainly due to a 64% increase in handsets sold compared to 3M24, due to better macroeconomic conditions during 3M25.

The effect generated by the restatement in current currency as of March 31, 2025 included in Equipment revenues amounts to $2,015 million and $21,239 million in 3M25 and 3M24, respectively.

•	Operating costs (without depreciation, amortization and impairment of Fixed and intangible assets)

	3M25	3M24	Variation
	$ million		$ million	%
Employee benefit expenses and severance payments	(286,847)	(246,095)	(40,752)	16.6
Interconnection and transmission costs	(44,275)	(39,120)	(5,155)	13.2
Fees for services, maintenance, materials and supplies	(172,012)	(155,988)	(16,024)	10.3
Taxes and fees with the Regulatory Authority	(113,911)	(82,175)	(31,736)	38.6
Commissions and advertising	(71,288)	(55,366)	(15,922)	28.8
Cost of equipment and handsets	(57,005)	(37,200)	(19,805)	53.2
Programming and content costs	(71,825)	(58,405)	(13,420)	23.0
Bad debt expenses	(25,650)	(26,539)	889	(3.3)
Other operating expenses, net	(68,592)	(42,558)	(26,034)	61.2
Total operating costs	(911,405)	(743,446)	(167,959)	22.6

Total operating costs without depreciation, amortization and impairment of Fixed and intangible assets totaled $911,405 million in 3M25, which represents an increase of $167,959 million or 22.6% compared to 3M24.

Operating costs contain $162,927 million corresponding to the consolidation of TMA as of March 31, 2025.

The effect generated by the restatement in current currency as of March 31, 2025 included in operating costs without depreciation, amortization and impairment of Fixed and intangible assets amounted to $36,518 million and $329,801 million in 3M25 and 3M24, respectively.

Main operating costs for 3M25 and 3M24 are comprised as follows:

Employee benefit expenses and severance payments

Employee benefit expenses and severance payments amounted to $286,847 million in 3M25, increasing $40,752 million or 16.6% compared to 3M24. The increase was mainly due to the consolidation of TMA as of March 31, 2025, which contributed $43,492 million. Excluding the impact of the consolidation of TMA, the decrease was mainly due to a reduction of 6.1% in the Company´s headcount amounting to 19,800 employees in 3M25, partially offset by increases in salaries agreed to by the Company with several trade unions for unionized employees, and also for non-unionized employees, together with related social security charges and higher severance payments.

The effect generated by the restatement in current currency as of March 31, 2025 included in employee benefit expenses and severance payments amounted to $7,911 million and $105,605 million in 3M25 and 3M24, respectively.

Interconnection and transmission costs

Interconnection and transmission costs (including charges for termination from third parties’ mobile networks, roaming and cost of international outbound calls and lease of circuits) amounted to $44,275 million in 3M25, increasing $5,155 million or 13.2% compared to 3M24. The increase was mainly due to the consolidation of TMA as of March 31, 2025, which contributed $22,427 million. Excluding the impact of the consolidation of TMA, the decrease was mainly due to the new dynamics of the business that imply an optimization of links and sites and at lower levels of interconnection traffic, partially offset by increases in the exchange rate in relation to services set in dollars.

The effect generated by the restatement in current currency as of March 31, 2025 included in Interconnection and transmission costs amounted to $846 million and $16,789 million in 3M25 and 3M24, respectively.

Fees for services, maintenance, materials and supplies

Fees for services, maintenance, materials and supplies amounted to $172,012 million in 3M25, increasing $16,024 million or 10.3% compared to 3M24. The consolidation of TMA as of March 31, 2025, contributed $27,308 million. Excluding the impact of the consolidation of TMA, the decrease was mainly due to lower cost of maintenance, materials and supplies for $7,136 million as compared to 3M24.

The effect generated by the restatement in current currency as of March 31, 2025 included in Fees for services, maintenance, materials and supplies amounted to $11,515 million and $72,951 million in 3M25 and 3M24, respectively.

Taxes and fees with the Regulatory Authority

Taxes and fees with the Regulatory Authority, including turnover tax, municipal taxes and other taxes, amounted to $113,911 million in 3M25, increasing $31,736 million or 38.6% compared to 3M24. Taxes and fees with the Regulatory Authority represent 8.4% of revenues in 3M25 and 3M24, respectively. The increase was mainly due to the consolidation of TMA as of March 31, 2025, which contributed $21,754 million. Excluding the impact of the consolidation of TMA, the increase was mainly due to the effect of the increase in revenues in 3M25.

The effect generated by the restatement in current currency as of March 31, 2025 included in Taxes and fees with the Regulatory Authority amounted to $2,911 million and $34,623 million in 3M25 and 3M24, respectively.

Commissions and advertising

Commissions and advertising, amounted to $71,288 million in 3M25, increasing $15,922 million or 28.8% compared to 3M24. The increase was mainly due to the consolidation of TMA as of March 31, 2025, which contributed $12,580 million. Excluding the impact of the consolidation of TMA the increase was mainly due to advertising costs related to Flow and Personal Pay product campaigns, partially offset by lower charges for credit card finance charges, collection commissions and agent commissions, compared to 3M24.

The effect generated by the restatement in current currency as of March 31, 2025 included in Commissions and advertising amounted to $1,872 million and $23,246 million in 3M25 and 3M24, respectively.

Cost of equipment

Cost of equipment amounted to $57,005 million in 3M25, increasing $19,805 million or 53.2% compared to 3M24. The increase was mainly due to the consolidation of TMA as of March 31, 2025, which contributed $10,419 million. Excluding the impact of the consolidation of TMA, the increase was mainly due to a 64% increase in handsets sold compared to 3M24.

The effect generated by the restatement in current currency as of March 31, 2025 included in Cost of equipment amounted to $5,349 million and $22,943 million in 3M25 and 3M24, respectively.

Programming and content costs

Programming and content costs amounted to $71,825 million in 3M25, increasing $13,420 million or 23.0% compared to 3M24. The increase was mainly due to the consolidation of TMA as of March 31, 2025, which contributed $4,548 million. Excluding the impact of the consolidation of TMA, the increase was mainly due to price increases in almost all cable television signals, partially offset by commercial efficiency.

The effect generated by the restatement in current currency as of March 31, 2025 included in Programming and content costs amounted to $2,104 million and $24,665 million in 3M25 and 3M24, respectively.

Bad debt expenses

Bad debt expenses amounted to $25,650 million in 3M25, decreasing $889 million or 3.3% compared to 3M24, representing 1.9% and 2.5% of the revenues in 3M25 and 3M24, respectively. Bad debt expenses contain $4,532 million corresponding to the consolidation of TMA as of March 31, 2025. Excluding the impact of the consolidation of TMA, the decrease is mainly due to continuing credit recovery actions.

The effect generated by the restatement in current currency as of March 31, 2025 included in Bad debt expenses amounted to $626 million and $11,036 million in 3M25 and 3M24, respectively.

Other operating expenses, net

Other operating expenses, net (which include legal claims and contingent liabilities, energy and other public services, insurance, rentals and internet capacity, among others) amounted to $68,592 million in 3M25, increasing $26,034 million or 61.2% compared to 3M24. The increase was mainly due to the consolidation of TMA, as of March 31, 2025, which contributed $15,867 million. Excluding the impact of the consolidation of TMA, the increase was mainly due to higher charges in energy costs, insurance and rentals, partially offset by lower charges in legal claims, contingent liabilities and travel expenses.

The effect generated by the restatement in current currency as of March 31, 2025 included in Other operating expenses, net amounted to $3,384 million and $17,943 million in 3M25 and 3M24, respectively.

Depreciation, amortization and impairment of Fixed and intangible assets

Depreciation, amortization and impairment of Fixed and intangible assets amounted to $340,049 million in 3M25, a decrease of $23,706 million or 6.5% compared to 3M24.

Depreciation, amortization and impairment of Fixed and intangible assets contain $43,512 million corresponding to the consolidation of TMA as of March 31, 2025. Excluding the impact of the consolidation of TMA, the variation is due to the effect of those assets that ended their useful life after March 31, 2024, partially offset by the impact of the amortization of the CAPEX subsequent to that same date.

The effect generated by the restatement in current currency as of March 31, 2025 included in depreciation, amortization and impairment of Fixed and intangible assets amounts to $252,859 million and $321,493 million in 3M25 and 3M24, respectively.

•	Operating income (loss)

Operating income amounted to $111,899 million and operating loss $40,771 million in 3M25 and 3M24, respectively. Representing an increase of $152,670 million as compared to 3M24. Operating income / (loss) represented 8.2% and (3.8)% of revenues in 3M25 and 3M24, respectively.

Operating income contains $24,904 million corresponding to the consolidation of TMA as of March 31, 2025.

•	Financial results, net

	3M25	3M24	Variation
	$ million		$ million	%
Interests on borrowings	(49,098)	(41,116)	(7,982)	19.4
Remeasurement in borrowings	5,945	(46,016)	51,961	n/a
Foreign currency exchange gains on borrowings	128,787	1,331,210	(1,202,423)	(90.3)
Total financial results from borrowings	85,634	1,244,078	(1,158,444)	(93.1)
Other foreign currency exchange gains	13,635	152,273	(138,638)	(91.0)
Fair value gains/(losses) on financial assets at fair value through profit or loss	(1,965)	(37,060)	35,095	(94.7)
Other interests, net	(4,425)	8,632	(13,057)	(151.3)
RECPAM	34,020	82,175	(48,155)	(58.6)
Other	(25,943)	(25,890)	(53)	0.2
Total other financial results, net	15,322	180,130	(164,808)	(91.5)
Total financial results, net	100,956	1,424,208	(1,323,252)	n/a

Telecom incurred in a financial gain, net of $100,956 million in 3M25 (compared to a gain of $1,424,208 million in 3M24). Financial results, net contain $(14,150) million corresponding to the consolidation of TMA as of March 31, 2025.

The lower gain from Financial Results, net in 3M25 was mainly due to less negative devaluation measured in real terms compared to 3M24 (4.1% compared to 30.0%).

•	Income tax benefit (expense)

Telecom’s income tax includes the following effects: (i) the current tax payable pursuant to tax legislation applicable to Telecom, and (ii) the effect of applying the deferred tax method on temporary differences arising out of the Company’s asset and liability valuation according to tax versus financial accounting criteria, including the income tax inflation effect.

Income tax expense amounted to $119,745 million in 3M25 compared to $328,741 million in 3M24. It includes the following effects: (i) current tax expenses, Telecom’s generated $238,918 million tax expense in 3M25 (compared to an expense of $2,710 million in 3M24), (ii) regarding the deferred tax in 3M25, Telecom recorded a deferred tax gain of $119,173 million compared to an expense of $326,031 million in 3M24.

Income tax benefit (expense) contains $35,158 million corresponding to the consolidation of TMA as of March 31, 2025.

•	Net income

Telecom recorded net income of $93,202 million in 3M25 as compared to net income of $1,052,577 million in 3M24 and represented a 6.8% of revenues as compared to 98.7% in 3M24. The decrease in 3M25 compared to 3M24 was mainly due to a decrease in financial result net of $1,323,252 million which was partially offset by an increase in operating income of $152,670 and a decrease in income tax expense of $208,996 million.

Net income attributable to controlling shareholders amounted to $89,060 million in 3M25 compared to $1,048,255 million in 3M24.

Net income contains a loss of $24,404 million corresponding to the consolidation of TMA as of March 31, 2025.

•	Adjusted EBITDA

An important operational performance measure used by the Company’s Chief Operating Decision Maker (as this term is defined in IFRS Accounting Standard 8) is Adjusted EBITDA. Adjusted EBITDA is defined as our net (loss) income less income tax, financial results, earnings (losses) from associates and joint ventures and depreciation, amortization and impairment of Fixed and intangible assets. We believe Adjusted EBITDA facilitates company-to-company operating performance comparisons by backing out potential differences caused by variations such as capital structures, taxation and the useful lives and book depreciation and amortization of property, plant and equipment (PP&E) and intangible assets, which may vary for different companies for reasons unrelated to operating performance. Although Adjusted EBITDA is not a measure defined in accordance with IFRS Accounting Standards (a non-GAAP measure), our Management believes that this measure facilitates operating performance comparisons from period to period and provides useful information to investors, financial analysts and the public in their evaluation of our operating performance. Adjusted EBITDA does not have a standardized meaning and accordingly; our definition of Adjusted EBITDA may not be comparable to Adjusted EBITDA as used by other companies.

The following table shows the reconciliation of Net income to Adjusted EBITDA:

	3M25	3M24	Variation
	$ million		$ million	%
Net income	93,202	1,052,577	(959,375)	(91.1)
Income tax expense	119,745	328,741	(208,996)	(63.6)
Other financial results, net	(15,322)	(180,130)	164,808	(91.5)
Financial results from borrowings	(85,634)	(1,244,078)	1,158,444	(93.1)
Earnings / (loss) from associates and joint ventures	(92)	2,119	(2,211)	n/a
Operating income / (loss)	111,899	(40,771)	152,670	n/a
Depreciation, amortization and impairment of Fixed and intangible assets	340,049	363,755	(23,706)	(6.5)
Adjusted EBITDA	451,948	322,984	128,964	39.9

Our consolidated Adjusted EBITDA amounted to $451,948 million in 3M25, representing an increase of $128,964 million or 39.9% as compared to 3M24. Adjusted EBITDA represented 33.1% of our total consolidated revenues in 3M25 and 30.3% in 3M24.

Adjusted EBITDA contains $68,416 million corresponding to the consolidation of TMA as of March 31, 2025.

Liquidity and Capital Resources

•    Sources and Uses of Funds

We expect the main sources of Telecom Argentina’s liquidity in the short term to be cash flows from Telecom Argentina’s operations and cash flows from financing from third parties, which may include accessing to domestic and international capital markets and obtaining financing from financial institutions. Telecom Argentina’s principal uses of cash flows are expected to be capital expenditures, operating expenses, dividend payments to its shareholders, payments of borrowings and for general corporate purposes. Telecom Argentina expects working capital, funds generated from operations, dividend payments from its subsidiaries and financing from third parties to be sufficient. Telecom Argentina has accessed the domestic and international capital markets during 2025 to refinance its outstanding debt, as necessary.

•    Borrowings Developments during 3M25

a)	Bank and other financing entities loans

The acquisition of TMA, described in Note 16 to the unaudited condensed consolidated financial statements, was financed by Telecom through two loans totaling US$1,170 million (net of issuance costs US$ 1,142 million, equivalent to $1,287,480 million in current currency as of March 31, 2025). Its main characteristics are:

Entities	Currency	Principal residual nominal value	Maturity date	Amortization	Interest rate	Spread	Interest payment date
		(in millions)
Syndicated loan (i)	US$	970	02/2029	In one installment at maturity date	Variable annual rate: SOF 3 months	Between 4.00% and 7.00%	Quarterly basis
Bilateral loan (ii)	US$	200	Between 02/2028 and 02/2030	Semiannually from 02/2028	Variable annual rate: SOF 3 months	4.00%	Quarterly basis
(i)	An unsecured syndicated loan granted by Banco Bilbao Vizcaya Argentaria S.A., Deutsche Bank AG, London Branch and Banco Santander, S.A..
(ii)	An unsecured bilateral loan granted by Industrial and Commercial Bank of China (Argentina) S.A.U., governed by Argentine law.

For further information, see Note 7 to the unaudited condensed consolidated financial statements.

•	Cash Flow

The table below summarizes, for the three-months period ended March 31, 2025 and March 31, 2024. Telecom’s consolidated cash flows.

	3M25	3M24	Variation
	$ million
Cash flows from operating activities	273,544	266,997	6,547
Cash flows used in investing activities	(1,258,015)	(349,624)	(908,391)
Cash flows from financing activities	1,059,501	43,124	1,016,377
Net foreign exchange differences and RECPAM on cash and cash equivalents	(8,281)	(103,405)	95,124
Increase (Decrease) in cash and cash equivalents	66,749	(142,908)	209,657
Cash and cash equivalents at the beginning of the year	345,596	377,744	(32,148)
Cash and cash equivalents at the end of the period	412,345	234,836	177,509

As of March 31, 2025 and March 31, 2024, we had $412,345 million and $234,836 million in cash and cash equivalents, respectively.

Cash flows from operating activities were $273,544 million and $266,997 million in 3M25 and 3M24, respectively.

Net cash provided by operating activities increased $6,547 million, or 2.5% in 3M25 compared to 3M24, primarily due to an increase in net income adjusted for non-cash income and expense of $166,047 million, partially offset by (i) a $159,357 million increase in net cash outflows in connection with changes in our assets and liabilities and (ii) a $143 million increase in cash outflows used to pay income tax.

The increase in net cash flows in connection with changes in our assets and liabilities was primarily due to an increase in trade payable payments, largely due to foreign currency debt settlements, partially offset by an increase in cash flows related to trade receivables and other receivables.

Cash flows from operating activities contain ($4,800) million corresponding to the consolidation of TMA as of March 31, 2025.

Cash flows used in investing activities were $1,258,015 million and $349,624 million in 3M25 and 3M24, respectively.

In 3M25, cash flows used in investing activities mainly included payments for acquisition of TMA, net of cash acquired of $1,076,244 million, payments for acquisitions of PP&E and Intangible assets of $189,733 million and payments for investments not considered as cash and cash equivalents of $2,880 million, partially offset by Proceeds from sale investments not considered as cash and cash equivalents of $8,947 million.

In 3M24, cash flows used in investing activities mainly included payments for acquisitions of PP&E and Intangible assets of $115,424 million and payment for investments not considered as cash and cash equivalents of $251,662 million, partially offset by Proceeds from sale investments not considered as cash and cash equivalents of $13,023 million.

Cash flows used in investing activities contain $4,629 million corresponding to the consolidation of TMA as of March 31, 2025.

Cash flows from financing activities were $1,059,501 million and $43,124 million in 3M25 and 3M24, respectively.

In 3M25, cash flows from financing activities included proceeds from borrowings for $1,420,063 million, partially offset by payments for borrowings, interest, DFI and related expenses and leases liabilities for $360,562 million.

In 3M24, cash flows from financing activities included proceeds from borrowings for $298,093 million, partially offset by payments for borrowings, interest, DFI and related expenses and leases liabilities for $254,969 million.

Cash flows from financing activities contain $(3,376) million corresponding to the consolidation of TMA as of March 31, 2025.

•	Liquidity

The liquidity position of Telecom is and will be significantly dependent on its operating performance, its indebtedness and capital expenditure programs, if any.

Working Capital

Operating Working Capital is a non-GAAP measure, defined as the difference between the Company’s operating current assets and operating current liabilities. The management believes that this measure is useful for assessing the company’s efficiency in managing its short-term assets and liabilities and ensuring operational continuity. For reconciliation of Operating Working Capital to the most directly comparable IFRS measure, see “Reconciliation.”

Net Current Financial Liability is a non-GAAP measure, defined as the difference between the Company’s financial assets and financial liabilities. The management believes that this measure is useful for assessing our solvency and liquidity because it provides a view of our ability to meet its short and long term financial obligations. For reconciliation of Net Current Financial Liability to the most directly comparable IFRS measure, see “Reconciliation.”

Working Capital is a non-GAAP measure, defined as the difference between our current assets and current liabilities. The management believes that this metric is useful for measuring our short-term financial health and operational efficiency and assessing our ability to manage our liquidity and sustain our operational activities. For reconciliation of Working Capital to the most directly comparable IFRS measure, see “Reconciliation.”

Telecom’s working capital breakdown and its main variations are disclosed below:

	As of March31, 2025	As of December 31, 2024	Variation
	$million
Trade receivables	726,087	321,356	404,731
Other receivables (without DFI)	133,797	48,590	85,207
Inventories	117,913	65,624	52,289
Current liabilities (not considering borrowings)	(1,907,662)	(961,566)	(946,096)
Operating working capital-negative	(929,865)	(525,996)	(403,869)
As % of Revenues	68.2%	49.3%

Cash and cash equivalents	412,345	345,596	66,749
Other receivables: DFI	18	-	18
Investments	106,483	36,462	70,021
Current borrowings	(1,198,136)	(1,164,665)	(33,471)
Net Current financial liability	(679,290)	(782,607)	103,317
Assets classified as held for sale	2,454	1,916	538
Negative working capital (current assets—current liabilities)	(1,606,701)	(1,306,687)	300,014
Liquidity rate (current assets/ current liabilities)	0.48	0.39	0.09

Telecom has a typical working capital structure corresponding to a company with intensive capital that obtains spontaneous financing from its suppliers (especially PP&E and Intangible asset) for longer terms than those it provides to its customers. As a result, Telecom has a negative working capital, which amounted to $1,606,701 million as of March 31, 2025 (increasing $300,014 million compared to December 31, 2024).

Negative working capital contains $121,570 million corresponding to TMA as of March 31, 2025.

During 2024, Telecom obtained funds from the financial market to refinance part of its loans in order to optimize their terms, rates, and structure. Telecom will continue its strategy of refinancing its borrowings to extend contractual terms and achieve lower financing costs, thus covering its negative working capital.

Telecom had consolidated cash and cash equivalents amounting to $412,345 million and $345,596 million as of March 31, 2025 and December 31, 2024, respectively.

Reconciliation:

In addition to our financial information that has been prepared and presented in accordance with IFRS Accounting Standards, these this operating and financial review and prospect as of March 31, 2025 contain certain “non-GAAP financial measures” (as defined in Item 10(e) of Regulation S-K under the Securities Act). These measures include Adjusted EBITDA, Operating Working Capital, Net Current Financial Liability and Working Capital. Our management believes these financial reporting measures to be useful indicators of our operational performance and liquidity. Our calculation of these non-GAAP financial measures may be different from the calculation used by other companies, including our competitors in the telecommunications industry, and therefore, our measures may not be directly comparable to those of other companies.

For our definition of Adjusted EBITDA and its reconciliation to the most directly comparable IFRS measure, see “Depreciation, amortization and impairment of Fixed and intangible assets—Adjusted EBITDA” herein.

For our definitions of (i) Operating Working Capital; (ii) Net Current Financial Liability and (iii) Working Capital, see “Working Capital” herein.

The following tables show a reconciliation of (i) Operating Working Capital; (ii) Net Current Financial Liability and (iii) Working Capital, in each case the most directly comparable IFRS Accounting Standard measure:

(i)	Operating Working Capital

	As of March 31, 2025	As of December 31, 2024
	$ million
Trade receivables (current)	726,087	321,356
Other receivables (current) (without DFI)	133,797	48,590
Inventories	117,913	65,624
Current liabilities (without borrowings)	(3,105,798)	(2,126,231)
Borrowings (current)	1,198,136	1,164,665
Operating working capital - negative	(929,865)	(525,996)

(ii)	Net Current Financial Liability

	As of March 31, 2025	As of December 31, 2024
	$ million
Current liabilities	(3,105,798)	(2,126,231)
Trade payables	846,002	482,793
Salaries and social security payables	305,956	245,651
Income tax liabilities	193,549	4,951
Other taxes payables	309,611	98,431
Dividend payables	699	745
Leases liabilities	149,490	80,918
Other liabilities	63,010	43,860
Provisions	39,345	4,217
Cash and cash equivalents	412,345	345,596
Other receivables - current (DFI)	18	-
Investments (current)	106,483	36,462
Net Current financial liability	(679,290)	(782,607)

Negative Working Capital

	As of March 31, 2025	As of December 31, 2024
	$ million
Current assets	1,499,097	819,544
Current liabilities	3,105,798	2,126,231
Negative working capital (current assets — current liabilities)	(1,606,701)	(1,306,687)

The Company has an excellent credit rating and diverse sources of financing, relying on various instruments and offerings from leading institutions, to diversify its current financing structure, which includes access to the capital markets and obtaining very competitive bank loans in terms of terms and financial cost, in all cases, both nationally and internationally, with the objective of covering its investments, working capital and other general corporate purposes and refinancing part of its loans.

•	Compliance with covenants

As of the date of issuance of these unaudited condensed consolidated financial statements, the Company complies with: a) the EBITDA/ Interest Net ratio and b) the Net Debt/EBITDA ratio established in the loan agreements in force as of March 31, 2025, and is also in compliance with the rest of the covenants established.

For further information, see Note 7 to these unaudited condensed consolidated financial statements.

Capital Expenditures

CAPEX and Rights of use assets additions composition 3M25 and 3M24 is as follows:

	3M25	3M24	Variation
	$ million		$ million	%
PP&E	156,651	153,109	3,542	2.3
Intangibles assets	20,070	10,100	9,970	98.7
Total CAPEX	176,721	163,209	13,512	8.3
Rights of use assets	43,688	63,626	(19,938)	(31.3)
Total CAPEX and Right of use asset additions	220,409	226,835	(6,426)	(2.8)

Our main CAPEX projects are related to the expansion of cable television and Internet services in order to improve the transmission and speed offered to customers; the deployment of 4G and the expansion of 5G services to support the growth of mobile Internet services, and improvement of the quality service.

In terms of infrastructure, during 2025 we have continued to improve the services we provide by deploying the 4G / LTE network, together with the technological reconversion of our 2G / 3G networks to 4G and LTE, and the deployment of fiber optics to connect homes with Broadband, which also had an impact on fixed and data network. The deployment of 4G/LTE reached a coverage of 97% of urban population. Additionally, we reached a coverage of 98% of the population of major cities of Argentina. Our customers with access to our 4G network, according to the latest benchmark of March 31, 2025 carried out by Ookla, perceived a better service experience reaching average speeds of 76 Mbps, compared to 40 Mbps as of March 31, 2024. In addition, approximately 77% of the calls are made by Volte, a technology that allows making and receiving voice calls over the 4G Network with substantial improvements in audio and video quality. During the first months of 2025 we continued with the incorporation of 31 sites during the first quarter of 2025.

Additionally, we continued to deploy the mobile sites connectivity in order to achieve better quality and capacity, replacing radio links with high capacity fiber optics connections. Finally, the plan to connect remote and low-density areas through satellite backhaul continued.

Total CAPEX and Right of use asset additions contain $21,759 million corresponding to TMA as of March 31, 2025.

3.	Trend information

In an economic environment characterized by progress in stabilizing macroeconomic variables and a deceleration of inflation, Telecom Argentina entered the first months of 2025 with a firm commitment to strengthening its role in the digital lives of its customers. In this context, where early signs of recovery are beginning to emerge in key sectors and investor confidence is gradually improving, the Company continues to strengthen a comprehensive ecosystem of services based on connectivity, entertainment, and technological solutions.

Through its leadership in the ICT sector, the Company remains focused on connecting people, communities, and businesses to support the full development of Argentina’s digital economy. This commitment is reflected in each of the initiatives it drives, aimed at creating value and meeting the growing demands of the digital world.

During this period, the Company announced the acquisition of TMA representing the largest private infrastructure investment in the country, for a total amount of US$ 1,245 million. This decision is aligned with a global trend toward consolidation in the telecommunications sector and reinforces Telecom’s commitment to national technological development, fostering the growth of key sectors within the regional economy.

Telecom is actively working with the relevant authorities in the review of the transaction, with the objective of ensuring a transparent process aligned with international standards and the principles of fair competition.

With an investment strategy aimed at supporting the growing demand for digital services, Telecom reaffirms its role as a catalyst for innovation within an expanding digital ecosystem. Its platforms continue to grow their user base, with services such as Flow, a benchmark in entertainment, and Personal Pay, its digital wallet, which continues to strengthen its position within the fintech industry.

At the regional level, the Company maintains an active presence in Paraguay, Uruguay, and Chile, where it drives the digital transformation of businesses and consumers. In Argentina, the Company also leads the GSMA’s Open Gateway initiative, which seeks to standardize and monetize network assets, enabling new security solutions to strengthen the digital ecosystem throughout the region.

This technological and innovative approach is complemented by a long-term vision that incorporates sustainability as a strategic pillar. Telecom promotes energy efficiency, the adoption of circular economy practices, and the development of digital talent, integrating these values into its daily operations and reaffirming its commitment to responsible growth.

Looking ahead, the Company aims to continue leading Argentina’s digital transformation, connecting ideas, talent, and opportunities to foster innovation, growth, and inclusion in an increasingly interconnected world.

Carlos Moltini
Chairman of the Board of Directors

CORPORATE INFORMATION

BYMA

	Market quotation ($/share)		Volume of shares
Quarter	High	Low	traded (in millions)
1Q24	2,073.15	1,333.80	8.5
2Q24	2,191.65	1,489.10	10.9
3Q24	2,090.00	1,560.00	12.3
4Q24	3,175.00	1,850.00	18.7
1Q25	3,400.00	2,515.00	17.0

NYSE*

	Market quotation (US$/ADR)		Volume of ADRs
Quarter	High	Low	traded (in millions)
1Q24	7.97	6.53	8.7
2Q24	9.65	6.89	15.9
3Q24	8.56	5.86	11.3
4Q24	13.81	7.49	14.7
1Q25	14.18	10.19	12.7

* Calculated at 1 ADR = 5 shares.

•	INVESTOR RELATIONS for information about Telecom Argentina S.A., please contact:

In Argentina
Telecom Argentina S.A.
Investor Relations Division
General Hornos 690
(C1272ACK) Autonomous city of Buenos Aires
Republic of Argentina
https://inversores.telecom.com.ar/ar/es/contacto.html

Outside Argentina
JPMorgan Chase Bank N.A.
383 Madison Avenue, Floor 11.
New York, NY10179 Attn: Depositary Receipts Group Tel: +1 212 622 5935

•	INTERNET http://institucional.telecom.com.ar/inversores/

•	DEPOSIT AND TRANSFER AGENT FOR ADSs

JPMorgan Chase Bank N.A.
383 Madison Avenue, Floor 11
New York, NY10179
Attn: Depositary Receipts Group adr@jpmorgan.com – www.adr.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telecom Argentina S.A.

Date:	May 13, 2025	By:	/s/ Luis Fernando Rial Ubago
			Name:	Luis Fernando Rial Ubago
			Title:	Responsible for Market Relations